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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

OJSC Polyus Gold

(Name of Subject Company)
Not applicable

(Translation of Subject Company's Name into English (if applicable))
Russian Federation

(Jurisdiction of Subject Company's Incorporation or Organization)
Jenington International Inc.

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
678129107

(CUSIP Number of Class of Securities (if applicable))
Name: Open Joint Stock Company Polyus Gold.
Address: 15/1, Tverskoy blvd., Moscow, Russia, P.O. 123104.
Contact Person: German Pikhoya, General Director. Telephone number: +7 (495) 641-33-77

    (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
July 29, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

Exhibit 1:	Private Exchange Offer Document, dated July 29, 2011.

Exhibit 2:	Regulatory News Service Announcement, dated July 29, 2011.

Exhibit 3:	Letter to Clients Holding Polyus American Depositary Shares of OJSC Polyus Gold, dated July 29, 2011.

Exhibit 4:	Letter to Brokers Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of Polyus American Depositary Shares of OJSC Polyus Gold, dated July 29, 2011.

Exhibit 5:	ADS Form of Acceptance with respect to American Depositary Shares of Polyus Gold, dated July 29, 2011.

Item 2:   Informational Legends

     A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Private Exchange Offer Document and the RNS Announcement.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Jenington International Inc. with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on August 1, 2011.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Siegfried Pasqual

(Signature)

Siegfried Pasqual - Director

(Name and Title)

August 1, 2011

(Date)

NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA AND JAPAN OR, SUBJECT TO CERTAIN EXCEPTIONS, THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

THIS DOCUMENT AND THE PRIVATE EXCHANGE OFFER CONTAINED HEREIN IS ADDRESSED IN THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ONLY TO “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or otherwise transferred all your Polyus ADSs, or any beneficial interest therein, please send this Document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the member states of the European Economic Area (“EEA”) or the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is being made to all existing Polyus ADS Holders outside of the EEA, the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, to certain eligible Polyus ADS Holders inside the member states of the EEA that are “qualified investors” within the meaning of the Prospectus Directive and to certain eligible Polyus ADS Holders inside the Russian Federation that are “qualified investors” under Russian Law. This Document or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in Russia or to or for the benefit of any Russian person, and does not and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. The information contained in this Document must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this Document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The depositary receipts of Polyus Gold International Limited have not been registered in the Russian Federation and are not intended for admission to “placement” or “public circulation” in Russia. This Document has not been registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia. ANY PERSON RESIDENT, REGISTERED OR LOCATED IN THE RUSSIAN FEDERATION OR WHO HAS OBTAINED A COPY OF THIS DOCUMENT AT AN ADDRESS WITHIN THE RUSSIAN FEDERATION AND WHO IS NOT A “QUALIFIED INVESTOR” (AS DEFINED IN ARTICLE 51.2 OF THE RUSSIAN SECURITIES MARKET LAW) IS REQUIRED TO DISREGARD IT. The Private Exchange Offer does not, and is not intended to, constitute a public offer in Russia. The Private Exchange Offer is not being made, directly or indirectly, to persons in jurisdictions in which the making of the Private Exchange Offer would constitute a violation of the relevant laws of such jurisdiction. The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Each Eligible Polyus ADS Holder should consult its own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding its acceptance of the Private Exchange Offer. Certain tax consequences of participating in the Private Exchange Offer are described in the Prospectus dated 24 June 2011 of Polyus Gold International Limited.

PRIVATE EXCHANGE OFFER

by

JENINGTON INTERNATIONAL INC.

(incorporated in the British Virgin Islands, with registration number 394918)

to acquire up to 19,062,774 Polyus ADSs, representing ordinary shares constituting approximately 5% of the issued and outstanding share capital of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration Number (OGRN) 1068400002990)

on the following basis:

for each Polyus ADS      :      8.57 Level I GDRs

The Private Exchange Offer will open for acceptances at 11.00 a.m., New York City time, on 29 July 2011, and will expire at 5.00 p.m., New York City time, on 15 August 2011, or on such earlier date when valid acceptances have been received for at least 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold, unless Jenington, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances. The results of acceptance of the Private Exchange Offer are expected to be announced by way of a Regulatory Information Service announcement. Valid acceptances of the Private Exchange Offer will be accepted on a “first come, first served” basis for up to 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold. The Private Exchange Offer represents a premium of 5.0% and 3.6% to the respective average closing price of Polyus Gold ADSs and ordinary shares (based on the 3-day average closing price since 26 July 2011).

Eligible Polyus ADS Holders are urged to obtain current market quotations for the Level I GDRs and the Polyus ADSs.

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Jenington has retained BNY Mellon Shareowner Services to act as Information Agent, HSBC as its financial adviser and BNY Mellon to act as Exchange Agent for the Private Exchange Offer. Eligible Polyus ADS Holders wishing to participate in the Private Exchange Offer with respect to Polyus ADSs held through DTC, Euroclear and Clearstream will be required to submit their acceptances through DTC ATOP. Please note that each of DTC, Euroclear and Clearstream will establish its own cut-off date and time for the submission of instructions by Polyus ADS Holders in its system and wishing to participate in the Private Exchange Offer, which will be earlier than the Expiration Time. Eligible Polyus ADS Holders wishing to participate in the Private Exchange Offer with respect to Polyus ADSs held outside DTC, Euroclear or Clearstream will be required to deliver their ADS Forms of Acceptance to the Exchange Agent.

BNY Mellon as Depositary under the Polyus ADS program has agreed to waive issuance fees with respect to newly issued Polyus ADSs to be issued to holders of Polyus Shares wishing to convert their ordinary shares into Polyus ADSs and tender such Polyus ADS in the Private Exchange Offer. Standard issuance fees will continue to apply with respect of any other deposit of Polyus Shares in the Polyus ADS program.

Within approximately 5 (five) Business Days of a valid acceptance of the Private Exchange Offer, Jenington will deliver, or cause to be delivered Level I GDRs to the Exchange Agent to be delivered to each of the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream. Upon receipt of those Level I GDRs, the Exchange Agent will effect the delivery of the relevant number of Level I GDRs to the former Polyus ADS Holders entitled to them. The Exchange Agent will deliver Level I GDRs to DTC for distribution by DTC, Euroclear or Clearstream, as applicable, to the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream.

The Private Exchange Offer is subject to the terms and conditions set out in Section 2, “Conditions of the Private Exchange Offer”.

Upon the terms and subject to the conditions of the Private Exchange Offer (including, if the Private Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment) and the ADS Form of Acceptance, Jenington is offering to acquire up to 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold.

Tenders of Polyus ADSs in the Private Exchange Offer will be accepted on a first-come, first-served basis. If acceptance of a valid tender would result in acceptance of more than 19,062,774 Polyus ADSs in the aggregate, that tender will be accepted only in part so that no more than 19,062,774 Polyus ADSs will be exchanged, and all tenders received thereafter will be rejected.

The Level I GDRs (with CUSIP number: 48667H600 and ISIN number: US48667H6009) being offered in the Private Exchange Offer each represents one ordinary share of Polyus Gold International Limited and are admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange and trade under the symbol “PLGL”.

At the close of business on 28 July 2011, there were 129,857,784 Polyus ADSs issued and outstanding (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR).

In the United Kingdom, the Polyus ADSs trade on the London Stock Exchange under the symbol “PLZL”. In the United States, the Polyus ADSs trade, and are quoted on, the over-the-counter under the symbol “OPYGY”.

The RUB/USD exchange rate has been sourced from the Central Bank of the Russian Federation.

Jenington and its nominees or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase or exchange, Polyus Shares or Polyus ADSs during the period in which the Private Exchange Offer is open for acceptance. These transactions may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such transactions will be disclosed if required by applicable securities laws.

A copy of this document has been delivered to the Registrar of Companies in Jersey in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Registrar has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Articles 2 and 4(1) of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of securities in Polyus Gold International Limited. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of Polyus Gold International Limited or for the correctness of any statement made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability from the discharge of its functions under that law.

Holders of Polyus Shares may not participate in the Private Exchange Offer unless and until they have deposited their shares with BNY Mellon as depositary under the Polyus ADS program for delivery of Polyus ADSs, whereby every two Polyus ADSs represent one Polyus Share. This conversion may be subject to

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availability of headroom in the Polyus ADS program and other conditions. The ADS program of Polyus is expected to be open for deposits of approximately 120,000,000 Polyus ADSs. BNY Mellon as Depositary under the Polyus ADS program has agreed to waive issuance fees with respect to newly issued Polyus ADSs to be issued to holders of Polyus Shares wishing to convert their Polyus Shares into Polyus ADSs and tender such Polyus ADS in the Private Exchange Offer. Standard issuance fees will continue to apply with respect to any other deposit of Polyus Shares in the Polyus ADS program.

Questions and requests for assistance in connection with accepting the Private Exchange Offer (and the relevant acceptance procedures in connection thereto) may be directed to the Information Agent and HSBC acting as the financial adviser to Jenington, at the addresses and telephone numbers set forth on the back page of this Document. Copies of this Document may be downloaded from www.jeningtonpeo.com.

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DEFINITIONS

ADS Form of Acceptance	the form of acceptance to be completed by Polyus ADS Holders holding Polyus ADSs outside DTC, Euroclear and Clearstream who wish to accept the Private Exchange Offer

ATOP	Automated Tender Offer Program

BNY Mellon	The Bank of New York Mellon

Board	the Board of Directors of Polyus Gold International Limited

Business Day	any day that is a U.S. Business Day, a London Business Day and a Russian Business Day

Clearstream	Clearstream Banking, Société Anonyme

Closing Price	the middle market quotation as derived from the London Stock Exchange Daily Official List

Depositary	BNY Mellon, in its capacity as depositary for the Level I GDRs

Document	this Private Exchange Offer memorandum

DTC	The Depository Trust Company

EEA	the European Economic Area, established on 1 January 1994. Member states of the EEA include Iceland, Liechtenstein and Norway, in addition to all the members of the European Union

Eligible Polyus ADS Holders	Polyus ADS Holders that are (i) “qualified investors” as defined under the Prospectus Directive; (ii) “qualified investors” under the Russian Securities Market Law; or (iii) incorporated and registered, if applicable, resident and/or located outside of the Russian Federation, the EEA and other jurisdictions in which the making and accepting of the Private Exchange Offer is not permitted by applicable legislation

Euroclear	Euroclear Bank N.V./S.A., as operator of the Euroclear system

Exchange Agent	BNY Mellon, acting through BNY Mellon Shareowner Services, the exchange agent for the Private Exchange Offer

Exchange Ratio	for each Polyus ADS: 8.57 Level I GDRs

Expiration Time	5.00 p.m., New York City time, or 10.00 p.m, London time, on 15 August 2011 (or 1.00 a.m. Moscow time, on 16 August 2011), or on such earlier date when Jenington has received valid acceptances for at least 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold

FSFM	the Federal Service for Financial Markets of the Russian Federation

GDR Deposit Agreements	Rule 144A/Regulation S Deposit Agreement and Level I Deposit Agreement

HSBC	HSBC Bank plc, acting as financial adviser to Jenington

Information Agent	BNY Mellon Shareowner Services, as information agent for the Private Exchange Offer

Jenington	Jenington International Inc., a company incorporated in the British Virgin Islands, with registration number 394918

Level I Deposit Agreement	the Deposit Agreement entered into among Polyus Gold International Limited, the Depositary and the owners and holders of Level I GDRs, dated as of 1 July 2010

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Level I GDRs	Global depositary shares, each representing one Polyus Gold International Limited Share issued under the Level I Deposit Agreement

London Business Day	any day other than a Saturday, Sunday or a UK public holiday

London Stock Exchange	London Stock Exchange plc

MICEX	MICEX Stock Exchange Closed Joint Stock Company

Nafta	a privately-owned group of portfolio investment companies under the beneficial ownership of Mr. Suleiman Kerimov, including Nafta Moskva (Cyprus) Limited and Wandle Holdings Limited

Official List	the Official List of the UKLA

Onexim	a privately-owned group of companies under the beneficial ownership of Mr. Mikhail Prokhorov, including Onexim Holdings Limited, which is the shareholder and beneficial owner of Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited

Polyus ADSs	American depositary shares of Polyus Gold

Polyus ADS Depositary	BNY Mellon, as depositary for the Polyus ADSs

Polyus ADS Holders	the holders of Polyus ADSs

Polyus Gold	OJSC Polyus Gold

Polyus Gold Deposit Agreement	the Deposit Agreement entered into among Polyus Gold, the BNYM and owners and beneficial owners of Polyus ADSs, dated as of 17 May 2006

Polyus Gold International Limited	Polyus Gold International Limited (formerly known as KazakhGold Group Limited), a public company incorporated and registered in Jersey, with registration number 91264

Polyus Gold International Limited GDR Holders	the holders of Level I GDRs

Polyus Gold International Limited Private Exchange Offer	the private exchange offer by Polyus Gold International Limited, formerly known as KazakhGold Group Limited, to eligible holders of Polyus Shares and Polyus ADSs for 16% of the issued and outstanding share capital of Polyus in exchange for Level I GDRs of Polyus Gold International Limited

Polyus Gold International Limited Shares	ordinary shares of Polyus Gold International Limited, each with a nominal value of £0.0001

Polyus Shares	the ordinary shares of Polyus Gold, each with a nominal value of RUB 1.00

Private Exchange Offer	the conditional private exchange offer by Jenington to acquire up 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold, on the terms and conditions set out in this Document and the ADS Form of Acceptance

Proposed Combination	the proposed combination of Polyus Gold International Limited with Polyus Gold

Prospectus Directive	European Prospectus Directive 2003/71/EC

Regulation S GDRs	global depositary receipts issued outside the United States under the Rule 144A/Regulation S Deposit Agreement

RTS	Open Joint Stock Company Russian Trading System Stock Exchange

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RUB	the lawful currency of the Russian Federation

Rule 144A GDRs	global depositary receipts issued inside the United States under the Rule 144A/Regulation S Deposit Agreement

Rule 144A/Regulation S Deposit Agreement	the Deposit Agreement entered into between Polyus Gold International Limited and the Depositary on 30 November 2005, as amended and restated on 26 July 2006

Russian Business Day	any day other than a Saturday, Sunday or a Russian public holiday

Russian Securities Market Law	the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended

SEC	the United States Securities and Exchange Commission

Securities Act	the United States Securities Act of 1933, as amended

Standard Listing	a listing of securities on the standard segment of the UKLA’s Official List

UKLA	the United Kingdom Listing Authority, a division of the Financial Services Authority, in its capacity as the competent authority under Part VI of the Financial Services and Markets Act 2000

U.S. Business Day	is a day on which banks in New York City are open for business

USD	the lawful currency of the United States

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SUMMARY TIMETABLE OF EXPECTED EVENTS

The times, dates and events shown in this table are subject to change at the absolute discretion of Jenington.

DAY	EVENT
11.00 a.m., New York City time on 29 July 2011	Private Exchange Offer Document filed and made available to Eligible Polyus ADS Holders and Private Exchange Offer opens for acceptance

5.00 p.m., New York City time, on 15 August 2011 or such earlier date when valid acceptances have been received for at least 19,062,774 Polyus ADSs representing approximately 5% of the issued and outstanding share capital(the “Expiration Time”)
Deadline for acceptances of the Private Exchange Offer

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream will establish their own deadlines for giving instructions accepting the Private Exchange Offer, which will be earlier than the Expiration Time

Valid Acceptance + Approximately 5 Business Days	Instruct delivery of Level I GDRs in respect of valid acceptances in the Private Exchange Offer

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NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE PRIVATE EXCHANGE OFFER OR DETERMINED WHETHER THIS PRIVATE EXCHANGE OFFER MEMORANDUM IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

The Private Exchange Offer is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements incorporated by reference (if any) in the document have been prepared in accordance with International Financial Reporting Standards, which is not comparable to US generally accepted accounting principles, as adopted by United States companies.

It may be difficult for US holders of GDRs to enforce their rights and any claim they may have arising under the US federal securities laws, since Jenington is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US holders of Level I GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

US holders of Polyus ADSs should be aware that Jenington may purchase Polyus securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated purchases.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE INFORMATION CONTAINED IN THIS DOCUMENT IS ADDRESSED EXCLUSIVELY TO ELIGIBILE POLYUS ADS HOLDERS, INCORPORATED AND REGISTERED, IF APPLICABLE, AND LOCATED OUTSIDE OF THE RUSSIAN FEDERATION, UNLESS SUCH HOLDERS ARE INDIVIDUALS AND LEGAL ENTITIES THAT ARE “QUALIFIED INVESTORS” UNDER RUSSIAN SECURITIES MARKET LAW. NEITHER THIS DOCUMENT, THE PRIVATE EXCHANGE OFFER NOR ANY INFORMATION CONTAINED HEREIN CONSTITUTE A PUBLIC OFFER, AN ADVERTISEMENT OR AN OFFER OF SECURITIES TO AN UNLIMITED NUMBER OF PERSONS WITHIN OR OUTSIDE THE TERRITORY OF THE RUSSIAN FEDERATION, PURSUANT TO RUSSIAN LAW.

The Private Exchange Offer does not constitute an offer to exchange or the solicitation of an offer to exchange securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Private Exchange Offer to be made by a licensed broker or dealer, the Private Exchange Offer shall be deemed to be made on behalf of Jenington by one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Document nor any exchange of securities shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

UNITED KINGDOM AND EUROPEAN ECONOMIC AREA

This document and the Private Exchange Offer are only addressed to and directed at persons in member states of the EEA, who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and Qualified Investors which are high net worth bodies as described in Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The Level I GDRs are only available to, and any investment or investment activity to which this document relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

AUSTRIA

The Level I GDRs are not registered or otherwise authorised for public offer under the Austrian Capital Market Act (Kapitalmarktgesetz), the Investment Funds Act (Investmentfongsgesetz) or any other relevant securities legislation in Austria. The recipients of this Document and other selling material in respect to this

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Document have been individually selected and are targeted exclusively on the basis of a private placement. Accordingly, the Level I GDRs may not be, and are not being, offered or advertised publicly or offered similarly under either the Austrian Capital Market Act, the Investment Funds Act or any other relevant securities legislation in Austria. This offer may not be made to any other persons than the recipients to whom this Document is personally addressed.

BELARUS

This Document does not constitute a prospectus within the meaning of Article 9 of the Law of the Republic of Belarus “On Securities and Stock Exchanges” No. 1512-XII of 12 March 2003 (as amended), it has not been approved, registered or endorsed by the Belarusian securities authorities in such capacity. This Document is addressed and communicated in Belarus solely to the limited number of selected potential participants in the Private Exchange Offer. The Level I GDRs are not subject to the state registration in Belarus, and it is not required to seek certificate of foreign securities placement in Belarus. However, acquisition of the Level I GDRs by residents of the Republic of Belarus is subject to receipt of the permit from the National Bank of the Republic of Belarus for acquisition of foreign securities which is to be sought by such potential participants of the Private Exchange Offer under the established procedures. In deciding whether or not to participate in the Private Exchange Offer, potential participants must rely on their own examination of Jenington and the terms of the Private Exchange Offer, including the merits and risks involved. Distribution of this document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Belarus.

ESTONIA

This Document has not been, and will not be, submitted to or registered with the Estonian financial services supervisory authority (Finantsinspektsioon). An offer to the public in Estonia means the communication in any form and by any means of sufficient information on the terms of an offer of the Level I GDRs so as to enable an investor to decide to purchase or subscribe for the Level I GDRs with a number of exemptions set forth by Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus), including offering of securities at any time to “qualified investors” or to non-qualified investors not exceeding 99 persons falling within the categories set out in Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus). The Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Estonia. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Estonia.

FRANCE

This Document is only directed at those persons resident in France who are “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive (Directive on the prospectus to be published when securities are offered to the public or admitted to trading - 2003/ 71/EC) and qualified investors (investisseurs qualifiés) investing for their own account, all as defined in, and in accordance with, L. 411-2 II, D. 411-1 to D. 411-4, D. 744-1, D. 754-1, and D. 764-1 of the French Code monétaire et financier and other applicable regulations (all such persons together referred to as “Relevant Persons”). This Document has not been submitted to, nor has it been approved by, the Autorité des Marchés Financiers (AMF), the French Financial Services Supervisory Authority, or any other regulatory authority in France. The Level I GDRs must not be distributed within France by way of a public offer, public advertisement or in any similar manner and this Document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in France or used in connection with any offer for subscription of Level I GDRs to the public in France. This Document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This Document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this Document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Any subsequent resale of the Level I GDRs in France may only be made in accordance with the French Code monétaire et financier and other applicable French laws.

GERMANY

This Document is only directed at those persons resident in Germany who are “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive (Directive on the prospectus to be published when securities are offered to the public or admitted to trading - 2003/ 71/EC) and Section 2 no. 6 of the Securities Prospectus Act of the Federal Republic of Germany (Wertpapierprospektgesetz, “WpPG”) or are persons to whom an offer of transferable securities may otherwise be made without the requirement for an approved prospectus pursuant to Section 3 subsection 2 WpPG (all such persons together referred to as “Relevant Persons”). This Document has not been submitted to, nor has it been approved by, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), the German Financial Services Supervisory Authority, or any other regulatory authority in Germany. The Level I GDRs must not be distributed within

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Germany by way of a public offer, public advertisement or in any similar manner and this Document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of Level I GDRs to the public in Germany. This Document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This Document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this Document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Any subsequent resale of the Level I GDRs in Germany may only be made in accordance with the WpPG and other applicable German laws.

ISRAEL

This Document shall not constitute an offer to sell or the solicitation of an offer to buy any Level I GDRs in the State of Israel. This Document is not intended to be issued to persons other than to corporations of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, 1968, as amended from time to time, and any regulations promulgated thereunder (the “Israeli Securities Law”). In making a decision of whether or not to participate in the Private Exchange Offer, you must rely on your own examination of Jenington and the terms of the Private Exchange Offer, including the merits and risks involved. The Level I GDRs have not been recommended by the Israeli Securities Authority. Furthermore, the Israeli Securities Authority has not confirmed the accuracy or determined the adequacy of this Document or any other document relating to the Private Exchange Offer or the Level I GDRs.

A person participating in the Private Exchange Offer should not construe the contents of this Document as legal, tax, financial or investment advice. A person participating in the Private Exchange Offer should consult its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment by it in any Level I GDRs.

The Level I GDRs are subject to restrictions on transferability and resale and may not be transferred or resold except in accordance with the requirements and conditions set forth in this Document. A person participating in the Private Exchange Offer should be aware that it will be required to bear the financial risks of its investment for an extended period of time.

The Private Exchange Offer and the Level I GDRs will not be registered under the Israeli Securities Law. Prior to the receipt of any Level I GDRs, a prospective participant in the Private Exchange Offer may be required to represent to Jenington that it is a corporation of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, or may otherwise be required to demonstrate to the satisfaction of Jenington that the delivery of Level I GDRs to such participant would not give rise to circumstances which would constitute an offer or sale to the public within the meaning of the Israeli Securities Law.

KAZAKHSTAN

This Document has not been, and will not be, submitted to or registered with the competent regulatory authorities in Kazakhstan. This Document is addressed and communicated in Kazakhstan solely to the limited number of selected potential participants in the Private Exchange Offer. The Level I GDRs are not subject to the state registration in Kazakhstan. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Kazakhstan.

LATVIA

This Document has not been, and will not be, submitted to or registered with the competent authorities in Latvia. A public offer in Latvia means communication of the terms of the offer and securities to be offered through any media so as to enable investors to decide on purchasing or subscribing for these securities. According to Article 16 of the Latvian Law On the Market for Financial Instruments, an offer of securities is not deemed to be a public offer (and, therefore, is not subject to a requirement to register a prospectus) if, amongst other exemptions, it is addressed only to “qualified investors”, or if it is addressed to less than 100 persons who are not “qualified investors”. Distribution of this document solely to a limited number of persons does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Latvia.

LUXEMBOURG

The Level I GDRs may not be offered or sold in the Grand Duchy of Luxembourg, except for Level I GDRs which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus in accordance with the Law of 10 July, 2005 on prospectuses for securities. The Level I GDRs are offered to a limited number of persons or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be

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other than a private placement. This Document and any other documents relating to the Private Exchange Offer or the Level I GDRs may not be reproduced or used for any purpose, or furnished to any person other than those to whom copies have been sent.

NORWAY

The Level I GDRs may not be offered, sold or distributed in Norway except in circumstances which do not constitute a public offer of securities in Norway within the meaning of the Norwegian Securities Trading Act 2007 (STA) with appurtenant regulations. This Document has not been produced in accordance with the prospectus requirements laid down or with legal basis in the STA and has not been approved or disapproved by, or registered with, the Financial Supervisory Authority of Norway (Finanstilsynet), nor the Norwegian Registry of Business Enterprises. This Document is only and exclusively directed to the addressees of this offer and cannot be distributed, offered or presented, either directly or indirectly, to other persons or entities domiciled in Norway without the prior written consent of the offeror. Each investor should carefully consider individual tax issues before deciding to accept.

SWITZERLAND

The Level I GDRs may not be publicly offered in Switzerland and will not be listed on the SIX Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This Document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this Document nor any other offering or marketing material relating to the Level I GDRs or the Private Exchange Offer may be publicly distributed or otherwise made publicly available in Switzerland. Neither this Document nor any other offering or marketing material relating to the Private Exchange Offer, Jenington or the Level I GDRs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this Document will not be filed with, and the Private Exchange Offer will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the Private Exchange Offer has not been and will not be authorised under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Level I GDRs.

UKRAINE

The Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Ukraine. No action has been taken to authorize an offer of the Level I GDRs to the public in Ukraine and the distribution of this Document shall not constitute financial services for the purposes of the Law of Ukraine “On Financial Services and State Regulation of Financial Services Markets” dated 12 July 2001. Offer of the Level I GDRs in the Private Exchange Offer shall not constitute circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. Accordingly, nothing in this Document or any other documents, information or communications related to the Level I GDRs shall be interpreted as containing any offer or invitation to, or solicitation of, any such circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. This Document is strictly for private use by its holder and may not be passed on to third parties or otherwise publicly distributed. Distribution of this Document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Ukraine.

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IMPORTANT INFORMATION FOR U.S. HOLDERS OF POLYUS ADSs

The Polyus Gold International Limited Shares to be represented by the Level I GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

The Private Exchange Offer is made for securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board, that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of Level I GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Polyus Gold International Limited is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of Level I GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Holders of Polyus ADSs should be aware that Jenington may purchase Polyus Shares and/or Polyus ADSs otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

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IMPORTANT INFORMATION

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs, or both, as the case may be, should carefully read and follow the procedures outlined under Section 3, “Acceptance Procedures”.

JENINGTON RESERVES THE ABSOLUTE RIGHT TO REJECT ACCEPTANCES DETERMINED NOT TO BE IN APPROPRIATE FORM, SUCH DETERMINATION BEING SOLELY AT JENINGTON’S DISCRETION.

IF YOU DO NOT WISH TO ACCEPT THIS PRIVATE EXCHANCE OFFER WITH RESPECT TO YOUR POLYUS ADSs, YOU NEED NOT TAKE ANY ACTION. NONE OF JENINGTON, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS ADS HOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF JENINGTON, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS ADS HOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE ADS FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY JENINGTON, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS ADS HOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, THE ADS FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

Eligible Polyus ADS Holders should be aware that the exchange of Polyus ADSs pursuant to the Private Exchange Offer will have certain tax consequences, and are urged to consult at their own expense with their tax advisors with respect to those consequences in considering the Private Exchange Offer.

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1.	THE PRIVATE EXCHANGE OFFER

1.1	The Proposed Combination

On 17 June 2011, the Board of KazakhGold Group Limited (now renamed Polyus Gold International Limited) and Polyus Gold announced the Proposed Combination, including a conditional private exchange offer to Eligible Polyus ADS Holders and Polyus Gold shareholders for 16% of the issued and outstanding share capital of Polyus Gold in exchange for Level I GDRs of Polyus Gold International Limited (the “Polyus Gold International Limited Private Exchange Offer”). In the Polyus Gold International Limited Private Exchange Offer, valid acceptances were received in respect of Polyus Shares and Polyus ADSs representing in total approximately 10 per cent of Polyus Gold’s existing issued share capital. Settlement under the Polyus Gold International Limited Private Exchange Offer occurred and the Level I GDRs of Polyus Gold International Limited were admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange on 26 July 2011.

As part of the Proposed Combination, Polyus Gold International Limited, pursuant to a conditional option agreement between Jenington and Polyus Gold International Limited, acquired Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the then existing issued ordinary share capital of Polyus Gold, in exchange for Polyus Gold International Limited Shares, using the same exchange ratio as was used in the Polyus Gold International Limited Private Exchange Offer. Furthermore, pursuant to a conditional option agreement between Polyus Gold International Limited and entities beneficially owned by each of Nafta and Onexim, Polyus Gold International Limited acquired from Nafta and Onexim Polyus Securities representing in aggregate 73.2% of the existing issued ordinary share capital of Polyus Gold using the same exchange ratio as was used in the Polyus Gold International Limited Private Exchange Offer.

1.2	The Private Exchange Offer

Jenington is making the Private Exchange Offer to enable those Eligible Polyus ADS Holders who did not participate in the Polyus Gold International Limited Private Exchange Offer and who wish to exchange their Polyus ADSs substantially on the same terms. Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus ADS Holders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus ADS Holders inside the Russian Federation, on the same basis as in the Polyus Gold International Limited Private Exchange Offer, namely:

• for each Polyus ADS:  8.57 Level I GDRs

The Private Exchange Offer will open for acceptances from 11.00 a.m., New York City time, on 29 July 2011, and will expire at the Expiration Time, unless Jenington, in its sole discretion, extends the period the Private Exchange Offer remains open for acceptances. If the Expiration Time of the Private Exchange Offer is extended, Jenington will notify Eligible Polyus ADS Holders of the extension by no later than 9.00 a.m., New York City time, on the U.S. Business Day following the day on which the Private Exchange Offer was scheduled to expire. Jenington reserves the right in its sole discretion to amend or extend the Private Exchange Offer or to terminate the Private Exchange Offer anytime prior to the Expiration Time, including if any of the conditions set out in Section 2, “Conditions of the Private Exchange Offer” are not satisfied (or, where capable of waiver, waived). See Section 11.1, “Amendments; Extension of Expiration Time; Termination”.

BNY Mellon as Depositary under the Polyus ADS program has agreed to waive issuance fees with respect to newly issued Polyus ADSs to be issued to holders of Polyus Shares wishing to convert their ordinary shares into Polyus ADSs and tender such Polyus ADS in the Private Exchange Offer. Standard issuance fees will continue to apply with respect of any other deposit of Polyus Shares in the Polyus ADS program.

Valid acceptances of the Private Exchange Offer will be accepted on a “first come, first served” basis up to 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold.

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in Section 3.1(i).

Within approximately 5 (five) Business Days of a valid acceptance of the Private Exchange Offer, Jenington will deliver, or cause to be delivered Level I GDRs to the Exchange Agent to be delivered to each of the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or

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Clearstream. Upon receipt of those Level I GDRs, the Exchange Agent will effect the delivery of the relevant number of Level I GDRs to the former Polyus ADS Holder entitled to them. The Exchange Agent will deliver Level I GDRs to DTC, for distribution by DTC, Euroclear or Clearstream, as applicable, to the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream.

Tenders of Polyus ADSs in the Private Exchange Offer will be accepted on a first-come, first-served basis as they are received. If acceptance of a valid tender would result in acceptance of more than 19,062,774 Polyus ADSs in the aggregate, that tender will be accepted only in part so that no more than 19,062,774 Polyus ADSs will be exchanged, and all tenders received thereafter will be rejected.

Holders of Polyus Shares may not participate in the Private Exchange Offer unless and until they have deposited their shares with BNY Mellon as depositary under the Polyus ADS program for delivery of Polyus ADSs, whereby every two Polyus ADSs represent one Polyus Share. This conversion may be subject to availability of headroom in the Polyus ADS program and other conditions. The ADS program of Polyus is expected to be open for deposit of approximately 120,000,000 Polyus ADSs. BNY Mellon as Depositary under the Polyus ADS program has agreed to waive issuance fees with respect to newly issued Polyus ADSs to be issued to holders of Polyus Shares wishing to convert their ordinary shares into Polyus ADSs and tender such Polyus ADS in the Private Exchange Offer. Standard issuance fees will continue to apply with respect to any other deposit of Polyus Shares in the Polyus ADS program.

Jenington and its nominees or brokers (acting as agents) may from time to time make certain purchases or exchanges of, or arrangements to purchase or exchange, Polyus Shares or Polyus ADSs during the period in which the Private Exchange Offer is open for acceptance. These transactions may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed if required by applicable securities laws.

1.3	Intention to delist Polyus Gold ADSs

Polyus Gold intends to have the Polyus ADSs delisted from the London Stock Exchange. Upon the delisting, any remaining holders of Polyus ADSs could choose to receive Polyus Shares in exchange for their Polyus ADSs or keep their Polyus ADSs, which at that point would trade only on the OTC market and be expected to have limited liquidity. It is possible that Polyus Gold will terminate its Level I ADS program, in which case holder of Polyus ADSs would only be able to hold Polyus Shares, which will require the opening of Russian securities accounts or having an account with a Russian depositary. Cancellation of Polyus ADSs, upon conversion of Polyus ADSs into Polyus Shares, whether by a holder of such Polyus ADSs or following termination of Polyus’ Level I ADS program, will be subject to payment by Polyus ADS Holder of cancellation fees under the Polyus Gold Deposit Agreement.

2.	CONDITIONS OF THE PRIVATE EXCHANGE OFFER

The Private Exchange Offer will be subject to the terms and conditions set forth in this Document and the ADS Form of Acceptance, and the conditions set out below, each of which may be waived (to the extent any such condition is capable of being waived) by Jenington at any time, in whole or in part, in its sole discretion:

2.1	in Jenington’s opinion, no event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Jenington, Polyus Gold International Limited, or Polyus Gold, or their respective subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay consummation of the Private Exchange Offer, shall have occurred; and

2.2	in Jenington’s opinion, no action or proceeding shall have been instituted or threatened that would impair a contemplated purpose of the Private Exchange Offer and no development shall have occurred that would materially or adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Polyus Gold International Limited, Jenington or Polyus Gold, or their respective subsidiaries or affiliates, including, without limitation, the commencement of war, armed hostilities, terrorist action or any other international or national calamity.

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The foregoing conditions are for Jenington’s sole benefit and may be asserted by Jenington regardless of the circumstances giving rise to any such condition (including any action or inaction of Jenington), and any such condition may be waived by Jenington, in whole or in part, at any time and from time to time in its reasonable judgment. Jenington’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an on-going right which may be asserted at any time. Any determination by Jenington concerning the events described in this Section 2 shall be final and binding.

Jenington expressly reserves the right in its sole discretion at any time to: (a) amend, extend the period during which the Private Exchange Offer is open for acceptances; (b) terminate the Private Exchange Offer and not accept for exchange any Polyus ADSs for any reason, including if any of the conditions referred to above have not been satisfied or upon the occurrence and during the continuance of any of the events specified above; and (c) waive any condition or amend the Private Exchange Offer in any respect, in each case by giving oral or written notice of any such extension, termination, waiver or amendment to the Exchange Agent. See further Section 11.1 below.

The results of the Private Exchange Offer is expected to be announced by way of a Regulatory Information Service announcement.

3.	ACCEPTANCE PROCEDURES

FAILURE OF AN ELIGIBLE POLYUS ADS HOLDER TO COMPLY WITH THE APPLICABLE PROCEDURES DESCRIBED BELOW MAY RESULT IN AN INVALID ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THE RELEVANT POLYUS ADSs.

3.1	Acceptance and Delivery

Eligible Polyus ADS Holders wishing to accept the Private Exchange Offer must follow the applicable procedures outlined in this Section 3 and in the ADS Form of Acceptance. Eligible Polyus ADS Holders who hold Polyus ADSs through DTC, Euroclear and Clearstream do not need to complete an ADS Form of Acceptance, but should follow the applicable procedures outlined in Section 3(i)(a).

(i)	Acceptance by Eligible Polyus ADS Holders

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in this Section 3.1(i) and must: (A) for Polyus ADSs held through DTC, Euroclear or Clearstream, cause the Polyus ADSs to be delivered to the DTC account of the Exchange Agent, and an Agent’s Message to be transmitted, in each case to be received by the Exchange Agent prior to the Expiration Time, or (B) for Polyus ADSs held outside DTC, Euroclear or Clearstream, properly complete, sign and deliver the ADS Form of Acceptance, together with the American Depositary Receipts, if any, evidencing those Polyus ADSs and any other documents required by the ADS Form of Acceptance, to the Exchange Agent at either of the following addresses prior to the Expiration Time:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to Polyus ADSs that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to instruct them to accept the Private

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Exchange Offer on their behalf (and any such firm may establish an earlier deadline than the Expiration Time for Eligible Polyus ADS Holders to act in order to instruct it to accept the Private Exchange Offer on their behalf). Eligible Polyus ADS Holders holding Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee may be charged a fee by the brokerage firm or similar nominee for processing the acceptance(s) on their behalf.

Polyus ADS Holders that are Russian legal entities or Russian citizens and that are “qualified investors” under the Russian Securities Market Law, but are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law, will be required to retain a Russian broker to acquire Level I GDRs on their behalf. Details of any such Russian broker must be provided in the ADS Form of Acceptance.

Representations and Warranties. By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs, each Eligible Polyus ADS Holder will be deemed to represent, warrant and agree with Jenington as follows:

•	It irrevocably constitutes and appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of Jenington) with respect to such Polyus ADSs, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) transfer ownership of, such Polyus ADSs on the account books maintained by DTC or BNY Mellon in its capacity as the Polyus ADS Depositary or to surrender such Polyus ADSs to the Polyus ADS Depositary for the purpose of withdrawal of the Polyus Shares they represent and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Polyus ADSs, all in accordance with the terms and conditions of the Private Exchange Offer. That appointment and power will become effective if and when Jenington accepts these Polyus ADSs for purchase;

•	It has read this Document and acknowledges and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus ADSs pursuant to the procedures described in this Document will constitute a binding agreement between it and Jenington upon the terms and subject to the conditions of the Private Exchange Offer and the ADS Form of Acceptance. For the purposes of the Private Exchange Offer, it understands that Polyus ADSs will be deemed to have been accepted if, as and when, Jenington gives oral or written notice thereof to the Exchange Agent;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs with respect to which the Private Exchange Offer is accepted and that Jenington will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends;

•	It acknowledges and agrees that the value of one Level 1 GDR for the purpose of the Exchange Ratio pursuant to the Private Exchange Offer is set at USD 4.00;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the ADS Form of Acceptance and this Document;

•	If the Eligible Polyus ADS Holder is established, resident, registered or located in a member state of the European Economic Area, it is a “qualified investor” within the meaning of Article 2(1)(e) of the European Prospectus Directive;

•	It has full power and authority to accept and receive Level I GDRs and, if it is established, registered, located or resident in the Russian Federation, it satisfies the definition of a “qualified investor” under Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;

•	It acknowledges and agrees that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange

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Offer will be determined by Jenington, in its sole discretion, which determination shall be final and binding;

•	It acknowledges and agrees that Jenington, at its sole discretion, may terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of the Polyus ADSs to which the ADS Form of Acceptance relates, in which case Jenington will return to it the Polyus ADSs with respect to which it has submitted the ADS Form of Acceptance, and agree and undertake that you will do all acts and things required from you to accept the Polyus ADSs so returned;

•	It waives any and all rights in respect of the Polyus ADSs other than the right to receive the Level I GDRs to which it may become entitled under the Private Exchange Offer or to receive the Polyus ADSs if the Private Exchange Offer is terminated by Jenington;

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Private Exchange Offer or which will or may result in Jenington or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer; and

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the jurisdiction of its incorporation, and acceptance of the Private Exchange Offer and execution of the ADS Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

If an ADS Holder is unable to give the foregoing representations, warranties, undertakings and request, the ADS Holder should contact the Exchange Agent.

By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs (i) in the case of Polyus ADSs held through DTC, Euroclear or Clearstream, through the transmission of an Agent’s Message in accordance with the requirements of DTC’s ATOP procedure, each Eligible Polyus ADS Holder requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be returned to the DTC account of the applicable DTC participant or (ii) in the case of Polyus ADSs held outside DTC, Euroclear or Clearstream, through the submission of an ADS Form of Acceptance to the Exchange Agent, such Eligible Polyus ADS Holder if it holds the Polyus ADSs in uncertificated form on the register of the Polyus Depositary requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be unblocked on the register of the Polyus ADS Depositary or, if it holds the Polyus ADSs in certificated form, that the Polyus ADS certificates be returned to him.

Please note that each of DTC, Euroclear and Clearstream will establish its own cut-off date and time for the receipt of instructions to tender Polyus ADSs, which will be earlier than the Expiration Time.

(a)	Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held through DTC, Euroclear and Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs through DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must transmit their acceptance through DTC’s ATOP and follow the procedure for book-entry transfer set out below. A beneficial owner who has Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such beneficial owner wishes to accept the Private Exchange Offer with respect to those Polyus ADSs held through DTC, Euroclear or Clearstream.

DTC has confirmed that the Private Exchange Offer is eligible for ATOP. Accordingly, a DTC participant whose name appears on a security position listing as the owner of Polyus ADSs must electronically transmit their acceptance of the Private Exchange Offer by causing DTC to transfer the Polyus ADSs to the Exchange Agent in accordance with

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DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the relevant DTC participant that such participant has received and agrees to be bound by the terms and conditions of the Private Exchange Offer as set out in this Document and the ADS Form of Acceptance and that Polyus Gold International Limited may enforce such agreement against such participant. Polyus ADS Holders wishing to accept the Private Exchange Offer with respect to their Polyus ADSs held through DTC should note that such Polyus ADS Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC and in any event on, or prior to, the Expiration Time. An Agent’s Message must be transmitted to and received by the Exchange Agent at, or prior to, the Expiration Time.

(b)	Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held outside DTC, Euroclear and Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must properly complete, sign and deliver the ADS Form of Acceptance, together with the ADS certificates for the Polyus ADSs, if held in certificated form, and any other documents required by the ADS Form of Acceptance, to be received by the Exchange Agent prior to the Expiration Time. Any documentation required to be delivered to the Exchange Agent must be delivered to it within its normal business hours and must be received prior to the Expiration Time.

(ii)	General

Section 13(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person acting alone or in concert with others, directly or indirectly, to accept securities for such person’s own account unless at the time of the acceptance and at the Expiration Time such person has a “net long position” in a number of securities that is equal to or greater than the amount accepted and will deliver or cause to be delivered such securities to Jenington within the period specified in the Private Exchange Offer. Rule 14e-4 also provides a similar restriction applicable to the acceptance or guarantee of an acceptance on behalf of another person. An acceptance with respect to securities made pursuant to any method of delivery set forth in the Private Exchange Offer will constitute the relevant Eligible Polyus ADS Holder’s acceptance of the terms and conditions of the Private Exchange Offer, as well as the relevant Eligible Polyus ADS Holder’s representation and warranty to Jenington that (i) such Eligible Polyus ADS Holder has a “net long position” in a number of securities at least equal to the securities being accepted within the meaning of Rule 14e-4, and (ii) such acceptance of securities complies with Rule 14e-4. Jenington’s acceptance of Polyus ADSs with respect to which the Private Exchange Offer has been accepted will constitute a binding agreement between the relevant Eligible Polyus ADS Holder and Jenington upon the terms and subject to the conditions of the Private Exchange Offer, including the participating Eligible Polyus ADS Holder’s representation that the Eligible Polyus ADS Holder has a net long position in the Polyus ADSs, as the case may be, accepted within the meaning of Rule 14e-4 and that the request to accept such Polyus ADSs complies with Rule 14e-4.

(iii)	Notice to Russian Eligible Polyus ADS Holders

Eligible Polyus ADS Holders that are established, registered, located or resident in the Russian Federation will be required to confirm that they satisfy the legal definition of “qualified investor” under the Russian Securities Market Law and provide the confirmatory documentation together with the ADS Form of Acceptance. Under Article 51.2 of the Russian Securities Market Law, a “qualified investor” includes entities specifically listed in Article 51.2(2) and entities involved in certain types of activities listed in the referenced article, as well as certain individuals and legal entities meeting financial and net worth tests that have been recognised as “qualified investors” in accordance with the procedures set forth by the FSFM.

Article 51.2(2) of the Russian Securities Market Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organizations; (vi) non-governmental pension funds; (vii) certain

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Russian state corporations; and (viii) international organisations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development.

Article 51.2(5) of the Russian Securities Market Law and related implementing regulations provide that a legal entity may be recognized as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has own capital of at least RUB 100 million (approximately USD 3.5 million);

•	every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately USD 106,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000 million (approximately USD 35.6 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000 million (approximately USD 71.28 million).

In addition, Article 51.2(4) of the Russian Securities Market Law and related implementing regulations provide that an individual may also be recognized as a qualified investor by a Russian licensed broker or an asset manager if such individual satisfies any two of the following criteria:

•	the individual has an investment portfolio consisting of securities and/or other financial instruments of a value greater than RUB 3 million (approximately USD 106,000);

•	the individual was employed for at least:

(i) 2 years with a Russian or foreign entity that entered into transactions in securities and/or other financial instruments; or

(ii) 1 year with a Russian or foreign entity that is a “qualified investor” pursuant to Article 51.2 (2) of the Russian Securities Market Law; or

(iii) 3 months with a Russian or foreign entity that is a “qualified investor” pursuant to Article 51.2 (2) of the Russian Securities Market Law, if the individual continues to be employed at such entity;

•	the individual completed at least 10 securities transactions in each quarter during the last 4 quarters, amounting to at least RUB 300,000 (approximately USD 10,600) or at least 5 securities transactions in the last 3 years, amounting to at least RUB 3 million (approximately USD 106,000)

Eligible Polyus ADS Holders that are established and registered, located or resident in the Russian Federation must consult with their legal advisors to determine whether they satisfy the definition of “qualified investor” under the Russian Securities Market Law. If such Eligible Polyus ADS Holders are not able to confirm that they meet the definition of a “qualified investor”, they will not be able to participate in the Private Exchange Offer and are required to disregard this Document and all attachments thereto.

Polyus ADS Holders that are Russian legal entities or Russian citizens and are qualified investors under Russian law, but which are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept Level I GDRs through a Russian broker authorised to accept Level I GDRs on their behalf. Subject to provisions of the Russian Securities Market Law, any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus ADS Holders that are established and registered, located or resident in the Russian Federation and are qualified investors not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a Russian licensed broker authorised to enter into such transactions on their behalf.

3.2	Method of delivery

THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING, WITH RESPECT TO POLYUS ADSs NOT HELD THROUGH DTC, ANY ADSs ACCEPTED, ANY ADS FORM OF ACCEPTANCE, AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE ELIGIBLE POLYUS ADS HOLDER. ANY DOCUMENTS TO BE PROVIDED PURSUANT HERETO, WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT.

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3.3	Determinations of Validity

All questions as to the validity, form, eligibility (including time of receipt) and valid acceptance of Polyus ADSs will be determined by Jenington (or the Exchange Agent on Jenington’s behalf), in its sole discretion, which determination shall be final and binding. Jenington reserves the absolute right to reject any or all acceptances determined not to be in appropriate form, invalid or incomplete or to refuse to accept any Polyus ADSs if, in the opinion of Jenington’s counsel, accepting such Polyus ADSs would be unlawful. Jenington also reserves the absolute right to waive any of the conditions of the Private Exchange Offer or any defect in any acceptance, whether generally or with respect to any particular Polyus ADS(s) or Eligible Polyus ADS Holder(s). (See also Section 11.1, “Amendments; Extension of Expiration Time; Termination”.) Jenington’s interpretations of the terms and conditions of the Private Exchange Offer (including the ADS Form of Acceptance and the instructions thereto) and this Document shall be final and binding.

NONE OF JENINGTON, POLYUS GOLD, THEIR RESPECTIVE BOARDS OF DIRECTORS, THE EXCHANGE AGENT OR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY ACCEPTANCE, AND NONE OF THEM ACCEPTS OR WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

4.	RETURN OF POLYUS ADSs NOT ACCEPTED BY JENINGTON

If any Polyus ADSs are not accepted by Jenington under the Private Exchange Offer, including as a result of termination of the Private Exchange Offer, and with respect to which acceptances were made through DTC, the Polyus ADSs will be released for trading in accordance with DTC’s normal procedures, promptly following the Expiration Time or termination of the Private Exchange Offer, whichever is earlier.

Polyus ADSs not held through DTC, Euroclear or Clearstream with respect to which acceptances were made outside DTC, but not accepted by Jenington in the Private Exchange Offer, including as a result of termination of the Private Exchange Offer, will be returned to the relevant Eligible Polyus ADS Holder, if such Polyus ADSs are held in certificated form, or unblocked on the register of the Polyus ADS Depositary, if held in uncertificated form.

5.	LEVEL I GDRs

The Level I GDRs being offered in the Private Exchange Offer represent one ordinary share of Polyus Gold International Limited each and are admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange. In addition, the existing Rule 144A and Regulation S GDRs also trade on the London Stock Exchange under the symbol “PLGL”.

6.	ACCEPTANCES IN EXCESS OF 19,062,774 POLYUS ADSs

Tenders of Polyus ADSs in the Private Exchange Offer will be accepted on a first-come, first-served basis as they are received. If acceptance of a valid tender would result in acceptance of more than 19,062,774 Polyus ADSs in aggregate, representing approximately 5% the issued and outstanding share capital of Polyus, that tender will be accepted only in part so that no more than 19,062,774 Polyus ADSs in aggregate, will be exchanged, and all tenders received thereafter will be rejected.

7	SETTLEMENT AND TRANSFER OF LEVEL I GDRs

Within approximately 5 (five) Business Days of a valid acceptance of the Private Exchange Offer, Jenington will deliver, or cause to be delivered Level I GDRs to the Exchange Agent to be delivered to each of the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream. Upon receipt of those Level I GDRs, the Exchange Agent will effect the delivery of the relevant number of Level I GDRs to the former Polyus ADS Holder entitled to them. The Exchange Agent will deliver Level I GDRs to DTC for distribution by DTC, Euroclear or Clearstream, as applicable, to the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream.

8.	FRACTIONAL ENTITLEMENTS

No fractional Level I GDRs will be distributed under this Private Exchange Offer. The number of Level I GDRs, to which Polyus ADS Holders will become entitled as a result of the Private Exchange Offer, will be rounded down to the nearest whole number.

9.	MARKET PRICES

Neither Polyus Gold International Limiter, nor Jenington, nor Polyus Gold, nor their respective directors or members of senior management, can predict how or whether the Private Exchange Offer, or any other related actions taken by the respective companies’ board of directors, individual directors or members of senior management, will affect the market prices of Level I GDRs or Polyus ADSs. The market prices of Level I GDRs and Polyus ADSs are also determined by, amongst other things, the relative demand for and supply of Level I GDRs and Polyus ADSs in the markets, the business performance of Polyus Gold

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International Limited and Polyus Gold and their subsidiaries and affiliates, as well as that of their competitors, any dividend payments paid, investor perception of the overall attractiveness of an investment in Polyus Gold International Limited or Polyus Gold as compared with other investment alternatives, changes in gold prices and the relative performance of the RTS, MICEX, the London Stock Exchange and other emerging markets. Although market price movements of the Polyus ADSs are often similar, the market price of each may differ, and often does, depending on various factors.

10.	CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CIVIL LIABILITIES

The Private Exchange Offer has not been and will not be registered under the Securities Act and applicable U.S. state securities laws or the securities laws of the Russian Federation or in any other jurisdiction. Neither the FSFM, the SEC nor any other national, state or local securities commission has approved or disapproved of the Private Exchange Offer, passed upon the merits of the Private Exchange Offer or passed upon the accuracy or adequacy of this Information Statements or any document referenced to herein. Any representation to the contrary may be a criminal offense under U.S. law. Participating Eligible Polyus ADS Holders are urged to consult their own legal and tax advisors regarding possible legal requirements as well as possible tax consequences of participating in the Private Exchange Offer in their particular circumstances.

Jenington is not aware of any approval or action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required to effect the Private Exchange Offer other than those disclosed in this Document. Should any such approval or other action be required, Jenington presently cannot determine whether such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Polyus Gold International Limited’s or Polyus Gold’s respective businesses. Jenington’s obligations under the Private Exchange Offer to exchange Level I GDRs for Polyus ADSs are subject to the conditions described in Section 2, “Conditions of the Private Exchange Offer”.

Jenington and its nominees or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Polyus Shares or Polyus ADSs during the period in which the Private Exchange Offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed if required by applicable securities laws.

By accepting the Private Exchange Offer in accordance with the procedures described herein, Eligible Polyus ADS Holders further authorise Jenington to supply information regarding their acceptances of the Private Exchange and the Private Exchange Offer as required by Kazakh or other applicable law or otherwise requested by governmental or regulatory authorities.

The enforcement by Eligible Polyus ADS Holders of civil liabilities under U.S. securities laws may be adversely affected by the fact that Polyus Gold International Limited is a company organised under the laws of Jersey and Polyus Gold is a Russian open joint stock company, and that the majority of the directors and members of senior management of each company are residents of countries other than the United States and substantially all of the assets of each company are located outside of the United States, and, with respect to Polyus Gold, principally in Russia. As a result, it may not be possible for Eligible Polyus ADS Holders:

•	to effect service of process within the United States upon any of the directors or members of senior management of Jenington or Polyus Gold; or

•	to enforce in the United States court judgments against Jenington or Polyus Gold, or any of their respective directors or members of senior management, in any action, including actions under the civil liability provisions of federal securities laws of the United States, obtained in courts of the United States.

In addition, it may be difficult for Eligible Polyus ADS Holders to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon U.S. securities laws.

Judgments rendered by a court in any jurisdiction outside of Russia will generally be recognized by courts in Russia only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between Russia and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and Russia providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in Russia.

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11.	ADDITIONAL INFORMATION

11.1	Amendments; Extension of Expiration Time; Termination

Jenington expressly reserves the right, in its sole discretion, at any time to: (a) extend the period during which the Private Exchange Offer is open for acceptances; (b) terminate the Private Exchange Offer and not accept for exchange any Polyus ADSs for any reason, including if any of the conditions referred to in Section 2, “Conditions of the Private Exchange Offer”, have not been satisfied or upon the occurrence and during the continuance of any of the events specified in Section 2, “Conditions of the Private Exchange Offer”; and (c) waive any condition or amend the Private Exchange Offer in any respect, in each case by giving oral or written notice of any such extension, termination, waiver or amendment to the Exchange Agent.

Any such extension, termination, waiver or amendment will be followed as promptly as practicable by Jenington announcing through a Regulatory Information Service the extension, termination or amendment, such announcement, in the case of an extension, to be made no later than 9.00 a.m., New York City time, on the U.S. Business Day after the day on which the Private Exchange Offer was scheduled to expire. Notwithstanding the foregoing, Jenington will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing the announcement and publishing it on the following website: www.jeningtonpeo.com.

11.2	Fees and Expenses

Other than as described below, no fees will be paid to brokers, dealers or others by either Jenington or Polyus Gold in connection with the Private Exchange Offer. Jenington is paying certain legal and filing fees and the fees and expenses of the Information Agent and the Exchange Agent. However, brokers, dealers or other persons may charge shareholders a fee for soliciting acceptances with respect to Polyus ADSs pursuant to the Private Exchange Offer. Eligible Polyus ADS Holders will pay all share transfer taxes, if any, with respect to the transfer and acceptance of the Private Exchange Offer with respect to their Polyus ADSs.

BNY Mellon as Depositary under the Polyus ADS program has agreed to waive issuance fees with respect to newly issued Polyus ADSs to be issued to holders of Polyus Shares wishing to convert their ordinary shares into Polyus ADSs and tender such Polyus ADS in the Private Exchange Offer. Standard issuance fees will continue to apply with respect of any other deposit of Polyus Shares in the Polyus ADS program.

11.3	Information Agent and Exchange Agent

Jenington has retained BNY Mellon Shareowner Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, to act as Exchange Agent for the Private Exchange Offer. BNY Mellon Shareowner Services and BNY Mellon will receive reasonable and customary compensation for their services as Information Agent and Exchange Agent, respectively, and will be reimbursed by Jenington for certain out-of-pocket expenses.

11.4	Governing Law

The Private Exchange Offer, and the agreements made in accordance herewith, shall be governed by English law.

11.5	Further Information

Questions and requests for assistance in connection with the Private Exchange Offer may be directed to the Information Agent at its address and telephone number set forth on the back page of this Document.

HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Jenington and no one else in connection with the Private Exchange Offer by Jenington and will not be responsible to anyone other than Jenington for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Private Exchange Offer by Jenington, the contents of this announcement or any other matter referred to herein.

A Prospectus relating to the Polyus Gold International Limited Private Exchange Offer and admission of the Level I GDRs to listing and additional Regulation S/Rule 144A Level I GDRs to the Official List of the London Stock Exchange was published on 24 June 24 2011. The Prospectus may be downloaded from Polyus Gold International Limited’s website at: http://www.kazakhgold.com/, and is available at Polyus Gold International Limited’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) before the Expiration Time.

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Polyus Gold International Limited files annual reports and other information with the London Stock Exchange and any information that Polyus Gold International Limited subsequently files with the London Stock Exchange will automatically update and supersede prior filed information in the respective company’s filings.

The public may read and copy reports or other information that Polyus Gold International Limited files with the London Stock Exchange to the extent it is required to be made public pursuant to rules and guidance made by the Financial Services Authority under the Financial Services and Markets Act 2000. Certain of such filings are available to the public on the Polyus Gold International Limited website at http://www.kazakhgold.com. The Polyus Gold International Limited website is included in this Document as an inactive textual reference only. The information contained on Polyus Gold International Limited’s website is not incorporated by reference into the Private Exchange Offer and should not be considered to be part of the Private Exchange Offer. Polyus Gold International Limited is exempt from the registration requirements of the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder and publishes certain required information in English in this respect on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.

Polyus Gold files annual and quarterly reports and other information with the FSFM and any information that Polyus Gold subsequently files with the FSFM will automatically update and supersede prior filed information in the respective company’s filings. Polyus Gold is exempt from the registration requirements of the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder and publishes certain required information in English in this respect on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.

The public may read and copy reports or other information that Polyus Gold files with the FSFM to the extent it is required to be made public pursuant to Russian Law. Such filings are available to the public on the Polyus Gold website at: http://www.polyusgold.com. The Polyus Gold website is included in this Document as an inactive textual reference only. The information contained on the Polyus Gold website is not incorporated by reference into the Private Exchange Offer and should not be considered to be part of the Private Exchange Offer

This Document and any announcements with respect to the Private Exchange Offer and contacts of the Information Agent and Jenington are and will be made available at: www.jeningtonpeo.com.

If you are an Eligible Polyus ADS Holder accepting the Private Exchange Offer with respect to Polyus ADSs held outside of DTC, Euroclear or Clearstream, you must forward your ADS Form of Acceptance and any other required documentation, to the Exchange Agent at:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

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For information and documentation regarding the Private Exchange Offer, including the ADS Forms of Acceptance, please contact:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

Financial adviser to Jenington

HSBC Bank plc
Attn: Sergei Chinkis / Michael Liu
Telephone number: +44 (0) 20 7991 8888

JENINGTON INTERNATIONAL INC.

29 July 2011

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FOR IMMEDIATE RELEASE	29 JULY 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE REGISTRATION THEREOF

THIS ANNOUNCEMENT AND THE PRIVATE EXCHANGE OFFER REFERRED TO HEREIN ARE ADDRESSED IN THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ONLY TO “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC

PRIVATE EXCHANGE OFFER BY JENINGTON

Jenington International Inc (“Jenington” or the “Company”), an indirect subsidiary of Polyus Gold International Limited (“PGIL”), is pleased to announce the private exchange offer by the Company to acquire up to 19,062,774 American depositary shares (“ADSs”) representing ordinary shares of OJSC Polyus Gold (“Polyus Gold”), constituting approximately 5% of the issued and outstanding share capital of Polyus Gold (the “Private Exchange Offer”).

KazakhGold Group Limited (“KazakhGold”) and Polyus Gold completed their combination on 26 July 2011, as a result of which KazakhGold acquired 89.14% of Polyus Gold and was renamed Polyus Gold International. This Private Exchange Offer from Jenington is being made substantially on the same terms as the original private exchange offer made by PGIL (KazakhGold), which expired on July 18, 2011 and, accordingly, the consideration to be offered to Eligible Polyus ADS Holders will be:

for each Polyus ADS:  8.57 PGIL Level I GDRs

The Private Exchange Offer represents a premium of 5.0% and 3.6% to the respective average closing price of Polyus Gold ADSs and ordinary shares (based on the 3-day average closing price since 26 July 2011).

Jenington is making the Private Exchange Offer to enable those Eligible Polyus ADS Holders who were unable to participate in the original PGIL private exchange offer to do so. The Private Exchange Offer is being made substantially on the same terms and represents the final opportunity for Eligible Polyus ADS Holders to exchange into Polyus Gold International and allow them to continue to participate in the combined group. The Bank of New York as Depositary Bank under the Polyus ADR program has agreed to waive cancellation fees with respect to ADSs surrendered by Eligible Polyus ADS holders and issuance fees with respect to newly issued PGIL Level I GDRs.

The Private Exchange Offer will open for acceptances at 11.00 a.m., New York City time, on 29 July 2011, and will expire at 5.00 p.m., New York City time, on 15 August 2011, or on such earlier date when valid acceptances have been received for at least 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold. Jenington, in its sole discretion, may

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extend the period in which the Private Exchange Offer remains open for acceptances. Jenington may exchange or acquire ordinary shares or ADSs of Polyus Gold outside the Private Exchange Offer.

Unlike the original PGIL private exchange offer, which expired on 18 July 2011, valid acceptances of the Private Exchange Offer by Jenington will be accepted on a “first come, first served” basis as they are received for up to 19,062,774 Polyus ADSs, constituting approximately 5% of the issued and outstanding share capital of Polyus Gold. Holders of ordinary shares of Polyus Gold may not participate in the Private Exchange Offer unless and until they have deposited their shares with BNY Mellon as Depositary under the Polyus ADR program for delivery of Polyus ADSs, whereby every two Polyus ADSs represent one Polyus Share. This conversion may be subject to availability of headroom in the Polyus ADR program and other conditions. BNY Mellon as Depositary under the Polyus ADR program has agreed to waive issuance fees with respect to newly issued Polyus ADSs to be issued to holders of Polyus ordinary shares wishing to convert their ordinary shares into Polyus ADSs and tender such Polyus ADSs in the Private Exchange Offer. Standard issuance fees will continue to apply with respect to any other deposit of Polyus Shares in the Polyus ADR program.

PGIL intends to have the Polyus ADSs delisted from the London Stock Exchange. Upon the delisting, any remaining holders of Polyus ADSs could choose to receive Polyus Shares in exchange for their Polyus ADSs or keep their Polyus ADSs, which at that point would trade only on the OTC market and be expected to have limited liquidity. It is possible that PGIL will terminate its Level I ADR program, in which case a holder of Polyus ADSs would only be able to hold Polyus Shares, which will require the opening of Russian securities accounts or having an account with a Russian depositary. Cancellation of Polyus ADSs, upon conversion of Polyus ADSs into Polyus Shares, whether by a holder of such Polyus ADSs or following termination of Polyus’ Level I ADR program, will be subject to payment by Polyus ADS holder of cancellation fees under the Polyus Gold Deposit Agreement.

Within approximately 5 Business Days of a valid acceptance of the Private Exchange Offer, Jenington will deliver, or cause to be delivered Level I GDRs to the Exchange Agent to be delivered to each of the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream.

Terms used in this announcement and not otherwise defined herein shall have the meanings given to them in the Private Exchange Offer Document from Jenington, which will be made available on the dedicated web-site at www.jeningtonpeo.com.

Further enquires:

Polyus Gold International Limited

Alexey V. Chernushkin, Director, Capital Markets and IR	+44 (0) 20 8528 1450

Evguenia V. Buydina, IR manager	+7 (495) 641 3377

Anton A. Arens, PR Director	+44 (0) 208 528 1450

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+44 (0) 208 528 1020

HSBC (financial adviser to Jenington)

Sergei Chinkis Michael Liu	+44 (0) 20 7991 8888

Bank of New York Mellon (Information Agent)	+1 886 300 4353

HQB Partners (Solicitation Agent)	+44 (0) 20 7356 0987

This announcement should be read in conjunction with the Private Exchange Offer Document dated 29 July 2011 and the ADS Form of Acceptance and accompanying documents, as they may be amended or supplemented from time to time, which contain the terms and conditions of the Private Exchange Offer. The Private Exchange Offer Document is available for download from www.jeningtonpeo.com. Definitions used in the Private Exchange Offer Document have the same meaning when used in this announcement, unless the context requires otherwise. Certain tax consequences of participating in the Private Exchange Offer are described in the Prospectus dated 24 June 2011 of PGIL.

HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Jenington and its related companies and no one else in connection with the Private Exchange Offer by Jenington and will not be responsible to anyone other than Jenington and its related companies for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Private Exchange Offer by Jenington, the contents of this announcement or any other matter referred to herein.

General

The release, publication or distribution of this announcement may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. Except as amended by this announcement, the terms and conditions of the Private Exchange Offer are contained solely in the Private Exchange Offer Document, and the ADS Form of Acceptance and accompanying documents, as they may be amended or supplemented from time to time. This announcement does not constitute a prospectus or a prospectus equivalent document. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which will be published in accordance with the Prospectus Directive. The Private Exchange Offer is being made to existing Polyus ADS Holders outside of the EEA, the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, to certain eligible Polyus ADS

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Holders inside the member states of the EEA that are “qualified investors” within the meaning of the Prospectus Directive and to certain eligible Polyus ADS Holders inside the Russian Federation that are “qualified investors” under Russian law. Eligible Polyus ADS Holders are advised to read carefully the formal documentation in relation to the Private Exchange Offer, including the Private Exchange Offer Document and related documents.

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The depositary receipts of KazakhGold Group Limited have not been registered in the Russian Federation and are not intended for or admitted to “placement” or “public circulation” in Russia.

Jenington and its nominees or brokers (acting as agents) may from time to time make certain purchases or exchanges of, or arrangements to purchase or exchange, Polyus Shares or Polyus ADSs during the period in which the Private Exchange Offer is open for acceptance. These transactions may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed if required by applicable securities laws.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of Polyus Gold included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The Polyus Gold International Limited GDRs and the Polyus Gold International Limited Shares to be represented by the Polyus Gold International Limited GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for Polyus ADSs and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial

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statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of Polyus Gold International Limited GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Polyus Gold International Limited is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of Polyus Gold International Limited GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Polyus Gold International Limited may purchase Polyus ADSs otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

Notice to investors in the United Kingdom and European Economic Area

This announcement and the Private Exchange Offer referred to herein are only addressed to and directed at persons in member states of the EEA, who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and Qualified Investors which are high net worth bodies as described in Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The Level I GDRs are only available to, and any investment or investment activity to which this announcement relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

Forward looking statements

This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Polyus Gold, Jenington and Polyus Gold International Limited. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Polyus Gold, Jenington and Polyus Gold International Limited operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on Polyus Gold, Jenington and Polyus Gold International Limited’s businesses. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Polyus Gold, Jenington and Polyus Gold International Limited assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law.

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NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA AND JAPAN OR, SUBJECT TO CERTAIN EXCEPTIONS, THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

THIS DOCUMENT AND THE PRIVATE EXCHANGE OFFER CONTAINED HEREIN IS ADDRESSED IN THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ONLY TO “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC

Letter to Clients Holding Polyus American Depositary Shares (“Polyus ADSs”) of OJSC Polyus Gold (“Polyus Gold”)

PRIVATE EXCHANGE OFFER

by

Jenington International Inc.

     (incorporated in the British Virgin Islands, with registration number 394918)

to acquire up to 19,062,774 Polyus ADSs, representing ordinary shares constituting approximately 5% of the issued and outstanding share capital of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration
Number (OGRN) 1068400002990)
on the following basis:

for each Polyus ADS     :     8.57 Level I GDRs

The Private Exchange Offer will expire at 5.00 p.m., New York City time, on 15 August 2011, or on such earlier date when valid acceptances have been received for at least 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold, unless Jenington, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances.

THE PRIVATE EXCHANGE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE TERMS AND CONDITIONS SET OUT IN SECTION 2 OF THE PRIVATE EXCHANGE OFFER MEMORANDUM DATED 29 JULY 2011 AND IN THE ADS FORM OF ACCEPTANCE. CERTAIN TAX CONSEQUENCES OF PARTICIPATING IN THE PRIVATE EXCHANGE OFFER ARE DESCRIBED IN THE PROSPECTUS DATED 24 JUNE 2011 OF POLYUS GOLD INTERNATIONAL LIMITED, FORMERLY KNOWN AS KAZAKHGOLD GROUP LIMITED.

UNLESS THE CONTEXT SUGGESTS OTHERWISE, DEFINED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANING ASCRIBED TO THEM IN THE PRIVATE EXCHANGE OFFER MEMORANDUM.

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To Our Clients:

Enclosed for your consideration is the Private Exchange Offer Memorandum, dated 29 July 2011 and the ADS Form of Acceptance relating to the Private Exchange Offer by Jenington International Inc, to acquire up to 19,062,774 Polyus ADSs representing approximately 5% of the issued and outstanding share capital of OJSC Polyus Gold.

At the close of business on 28 July 2011, there were 129,857,784 Polyus ADSs issued and outstanding (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

The Private Exchange Offer is being forwarded to you for your information only and cannot be used by you to accept the Private Exchange Offer with respect to Polyus ADSs held by us for your account. We are the holder of record of Polyus ADSs held for your account. AN ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO YOUR POLYUS ADSs CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND ONLY PURSUANT TO YOUR INSTRUCTIONS.

Please note: the exclusive means of accepting the Private Exchange Offer with respect to Polyus ADSs that are in the form of book-entry securities held by or on behalf of The Depository Trust Company (“DTC”) is to make book-entry delivery of such securities in accordance with DTC’s Automatic Tender Offer Program (“ATOP”) and causing DTC to transmit an Agent’s Message to the Exchange Agent on or prior to the Expiration Time. Acceptances by book-entry transfer must be made by delivering an Agent’s Message (as defined in the Private Exchange Offer Memorandum).

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Your attention is called to the following:

(1)	The Private Exchange Offer is made on the following basis:

for each Polyus ADS     :     8.57 Level I GDRs

(2)	Valid acceptances of the Private Exchange Offer will be accepted on a "first come, first served" basis up to 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold.

(3)	Upon the terms and subject to the conditions of the Private Exchange Offer (including, if the Private Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment) and the ADS Form of Acceptance, Jenington is offering to acquire up to 19,062,774 Polyus ADSs. If acceptance of a valid tender would result in acceptance of more than 19,062,774 Polyus ADSs in the aggregate, that tender will be accepted only in part so that no more than 19,062,774 Polyus ADSs will be exchanged, and all tenders received thereafter will be rejected.

(4)	Within approximately 5 (five) Business Days of a valid acceptance of the Private Exchange Offer, Jenington will deliver, or cause to be delivered Level I GDRs to the Exchange Agent to be delivered to each of the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream. Upon receipt of those Level I GDRs, the Exchange Agent will effect the delivery of the relevant number of Level I GDRs to the former Polyus ADS Holders entitled to them. The Exchange Agent will deliver Level I GDRs to DTC for distribution by DTC, Euroclear or Clearstream, as applicable, to the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream.

(5)	Jenington has retained BNY Mellon Shareholder Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. BNY Mellon Shareowner Services and BNY Mellon will receive reasonable and customary compensation for their services as Information Agent and Exchange Agent, respectively, and will be reimbursed by Jenington for certain out-of-pocket expenses. Otherwise, no fees or commission will be payable by Jenington in connection with the Private Exchange Offer. However, brokers, dealers or other persons may charge shareholders a fee for soliciting acceptances with respect Polyus ADSs pursuant to the Private Exchange Offer. Eligible Polyus ADS Holders will pay all share transfer taxes, if any, with respect to the transfer and acceptance of the Private Exchange Offer with respect to their Polyus ADSs. BNY Mellon as Depositary under the Polyus ADS program has agreed to waive cancellation fees with respect to ADSs surrendered by Eligible Polyus ADS Holders and issuance fees with respect to newly issued Level I GDRs.

(6)	Jenington and its nominees or brokers (acting as agents) may from time to time make certain purchases or exchanges of, or arrangements to purchase or exchange, Polyus Shares or Polyus ADSs during the period in which the Private Exchange Offer is open for acceptance. These transactions may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed if required by applicable securities laws.

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YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED AS PROMPTLY AS POSSIBLE IN ORDER TO PERMIT US TO SUBMIT AN ACCEPTANCE ON YOUR BEHALF IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE PRIVATE EXCHANGE OFFER.

The Private Exchange Offer is not being made in or into Canada, Australia or Japan or, subject to certain exceptions, the EEA and the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is being made to all existing Polyus ADS Holders outside of the EEA, the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, to certain eligible Polyus ADS Holders inside the member states of the EEA that are “qualified investors” within the meaning of the Prospectus Directive and to certain eligible Polyus ADS Holders inside the Russian Federation that are “qualified investors” under Russian Law. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia.

If the undersigned instructs us to accept the Private Exchange Offer with respect to their Polyus ADSs held by us for their account, it is understood that we have been authorised to make, by and on behalf of the undersigned (and the undersigned, by its signature below, hereby makes to us), the acknowledgements, representations, warranties and agreements contained in the Private Exchange Offer Memorandum and the ADS Form of Acceptance that are to be made with respect to the undersigned as beneficial owner.

NONE OF US, JENINGTON, POLYUS GOLD INTERNATIONAL LIMITED, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS ADS HOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF JENINGTON, POLYUS GOLD INTERNATIONAL LIMITED, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS ADS HOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE ADS FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY JENINGTON, POLYUS GOLD INTERNATIONAL LIMITED, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS ADS HOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, THE ADS FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN

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DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

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INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter, the enclosed Private Exchange Offer Memorandum, dated 29 July 2011 and the ADS Form of Acceptance a relating to the private exchange offer by Jenington International Inc., to acquire up to 19,062,774 Polyus ADSs representing approximately 5% of the issued and outstanding share capital of OJSC Polyus Gold.

This will instruct you to accept the Private Exchange Offer with respect to the number of Polyus ADSs indicated below (which are held by you for the account of the undersigned), upon the terms and subject to the conditions set forth in the Private Exchange Offer Memorandum and the ADS Form of Acceptance, as appropriate.

AGGREGATE NUMBER OF POLYUS ADSs TO BE TENDERED (COMPLETE AS APPROPRIATE):

__________________________________________________________________________	POLYUS AMERICAN DEPOSITARY SHARES
__________________________________________________________________________	I, the undersigned, do NOT wish to accept the Private Exchange Offer with respect to any Polyus American Depositary Shares held by you for my account.

SIGN HERE

Account Number: Signature: Dated: Name(s) and Address(es) (Please Print): Area Code and Telephone Number: Taxpayer Identification or Social Security Number:

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NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA AND JAPAN OR, SUBJECT TO CERTAIN EXCEPTIONS, THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

THIS DOCUMENT AND THE PRIVATE EXCHANGE OFFER CONTAINED HEREIN IS ADDRESSED IN THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ONLY TO “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of Polyus American Depositary Shares (“Polyus ADSs”) of OJSC Polyus Gold (“Polyus Gold”)

PRIVATE EXCHANGE OFFER

by

Jenington International Inc.

(incorporated in the British Virgin Islands, with registration number 394918)

to acquire up to 19,062,774 Polyus ADSs, representing ordinary shares constituting approximately 5% of the issued and outstanding share capital of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration
Number (OGRN) 1068400002990)

on the following basis:

for each Polyus ADS	:	8.57 Level I GDRs

The Private Exchange Offer will expire at 5.00 p.m., New York City time, on 15 August 2011, or on such earlier date when valid acceptances have been received for at least 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold, unless Jenington, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances.

THE PRIVATE EXCHANGE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE TERMS AND CONDITIONS SET OUT IN SECTION 2 OF THE PRIVATE EXCHANGE OFFER MEMORANDUM DATED 29 JULY 2011 AND IN THE ADS FORM OF ACCEPTANCE. CERTAIN TAX CONSEQUENCES OF PARTICIPATING IN THE PRIVATE EXCHANGE OFFER ARE DESCRIBED IN THE PROSPECTUS DATED 24 JUNE 2011 OF POLYUS GOLD INTERNATIONAL LIMITED, FORMERLY KNOWN AS KAZAKHGOLD GROUP LIMITED.

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THIS DOCUMENT AND THE PRIVATE EXCHANGE OFFER CONTAINED HEREIN IS ADDRESSED IN THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ONLY TO “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC

UNLESS THE CONTEXT SUGGESTS OTHERWISE, DEFINED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANING ASCRIBED TO THEM IN THE PRIVATE EXCHANGE OFFER MEMORANDUM.

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the Private Exchange Offer by Jenington International Inc, to acquire up to 19,062,774 Polyus ADSs representing approximately 5% of the issued and outstanding share capital of OJSC Polyus Gold.

At the close of business on 28 July 2011, there were 129,857,784 Polyus ADSs issued and outstanding (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

Tenders of Polyus ADSs in the Private Exchange Offer will be accepted on a first-come, first-served basis as they are received. If acceptance of a valid tender would result in acceptance of more than 19,062,774 Polyus ADSs in the aggregate, that tender will be accepted only in part so that no more than 19,062,774 Polyus ADSs will be exchanged, and all tenders received thereafter will be rejected.

Within approximately 5 (five) Business Days of a valid acceptance of the Private Exchange Offer, Jenington will deliver, or cause to be delivered Level I GDRs to the Exchange Agent to be delivered to each of the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream. Upon receipt of those Level I GDRs, the Exchange Agent will effect the delivery of the relevant number of Level I GDRs to the former Polyus ADS Holders entitled to them. The Exchange Agent will deliver Level I GDRs to DTC for distribution by DTC, Euroclear or Clearstream, as applicable, to the former Polyus ADS Holders that delivered a valid acceptance through DTC, Euroclear or Clearstream.

We are asking you to contact your clients for whom you hold Polyus ADSs registered in your name (or in the name of your nominee) or who hold Polyus ADSs registered in their own names. Please bring the Private Exchange Offer to their attention as promptly as possible.

Jenington has retained BNY Mellon Shareholder Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. BNY Mellon Shareowner Services and BNY Mellon will receive reasonable and customary compensation for their services as Information Agent and Exchange Agent, respectively, and will be reimbursed by Jenington for certain out-of-pocket expenses. Otherwise, no fees or commission will be payable by Jenington in connection with the Private Exchange Offer. However, brokers, dealers or other persons may charge Polyus ADS Holders a fee for soliciting acceptances with respect Polyus ADSs pursuant to the Private Exchange Offer. Eligible Polyus ADS Holders will pay all share transfer taxes, if any, with respect to the transfer and acceptance of the Private Exchange Offer with respect to their Polyus ADSs.

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BNY Mellon as Depositary under the Polyus ADS program has agreed to waive cancellation fees with respect to ADSs surrendered by Eligible Polyus ADS Holders and issuance fees with respect to newly issued Level I GDRs.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.     The Private Exchange Offer Memorandum dated 29 July 2011;

2.     For tenders of Polyus ADSs not held through DTC, the ADS Form of Acceptance for your use and to be provided to your clients; and

3.     Form of Letter to Clients that may be sent to your clients for whose accounts you hold Polyus ADSs, registered in your name (or in the name of your nominee).

The Private Exchange Offer is not being made in or into Canada, Australia or Japan or, subject to certain exceptions, the EEA and the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is being made to all existing Polyus ADS Holders outside of the EEA, the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, to certain eligible Polyus ADS Holders inside the member states of the EEA that are “qualified investors” within the meaning of the Prospectus Directive and to certain eligible Polyus ADS Holders inside the Russian Federation that are “qualified investors” under Russian Law. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia.

Acceptances of the Private Exchange Offer with respect to Polyus ADSs may be made without the concurrent deposit of certificates if: (a) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agency in the United States; and, if applicable, (b) certificates for Polyus American depositary receipts evidencing Polyus ADSs, together with the relevant properly completed and duly executed ADS Form of Acceptance, and all other documents required by such ADS Form of Acceptance, are received by the Exchange Agent prior to the Expiration Time, or such earlier time when valid acceptances are received for at least 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold.

Please note: the exclusive means of accepting the Private Exchange Offer with respect to securities that are in the form of book-entry securities held by or on behalf of The Depository Trust Company (“DTC”) is to make a book-entry delivery of such securities in accordance with DTC’s Automatic Tender Offer Program (“ATOP”) and causing DTC to transmit an Agent’s Message to the Exchange Agent on or prior to the Expiration Time.

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NONE OF US, JENINGTON, POLYUS GOLD INTERNATIONAL LIMITED, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS ADS HOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF JENINGTON, POLYUS GOLD INTERNATIONAL LIMITED, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS ADS HOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE ADS FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY JENINGTON, POLYUS GOLD INTERNATIONAL LIMITED, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS ADS HOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, THE ADS FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

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For additional information or copies of the enclosed material, please contact the Exchange Agent or Jenington’s financial adviser, HSBC Bank plc, at:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310

From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

HSBC Bank plc
Attn: Sergei Chinkis / Michael Liu
Telephone number: +44 (0) 20 7991 8888

Very truly yours,

Jenington International Inc.

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NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA AND JAPAN OR, SUBJECT TO CERTAIN EXCEPTIONS, THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

THIS DOCUMENT AND THE PRIVATE EXCHANGE OFFER CONTAINED HEREIN IS ADDRESSED IN THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ONLY TO “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC

PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT HEREIN BEFORE COMPLETING AND SUBMITTING THIS ADS FORM OF ACCEPTANCE

This document should be read in conjunction with the Private Exchange Offer Document dated 29 July 2011, as may be amended from time to time, (the “Private Exchange Offer Document”), which, together with this American Depositary Share Form of Acceptance (the “ADS Form of Acceptance”) and any amendments or supplements thereto, contain the terms and conditions of the private exchange offer (together with any amendments or supplements thereto, the “Private Exchange Offer”). Terms without definition herein shall have the meanings assigned to them in the Private Exchange Offer Document. All terms and conditions contained in the Private Exchange Offer Document applicable to Polyus ADSs are deemed to be incorporated in, and form part of, this ADS Form of Acceptance (including with respect to the procedures for submitting this ADS Form of Acceptance and transferring the relevant Polyus ADSs to Jenington).

ADS FORM OF ACCEPTANCE

to accept the Private Exchange Offer with respect to American Depositary Shares of Polyus Gold (CUSIP: 678129107; ISIN: US6781291074 and CFI: EMXUFR) (the “Polyus ADSs”)

Private Exchange Offer

by

JENINGTON INTERNATIONAL INC.

(incorporated in the British Virgin Islands, with registration number 394918)

to acquire up to 19,062,774 Polyus ADSs, representing ordinary shares constituting approximately 5% of the issued and outstanding share capital of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration Number
(OGRN) 1068400002990)

based on the following exchange ratios:

for each Polyus ADS	8.57 Level I GDRs

The Private Exchange Offer will expire at 5.00 p.m., New York City time, on 15 August 2011, or on such earlier date when acceptances have been received for at least 19,062,774 Polyus ADSs, unless Jenington, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances. Valid acceptances of the Private Exchange Offer will be accepted on a "first come, first served" basis up to 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold.

NO GUARANTEED DELIVERY & NO WITHDRAWAL RIGHTS

Duly completed ADS Forms of Acceptance, as well as any documents required to be delivered together with this ADS Form of Acceptance, must be received by BNY Mellon Shareowner Services (“BNYM”) in its capacity as Exchange Agent during its normal business hours at the addresses indicated in this ADS Form of Acceptance prior to the Expiration Time as described in this ADS Form of Acceptance. Please note that DTC, Euroclear and Clearstream and their participants will establish their own cut-off dates and times for the submission of instructions by Polyus ADS Holders wishing to participate in the Private Exchange Offer, which will be earlier than the Expiration Time.

This ADS Form of Acceptance is to be used only by Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Clearstream or Euroclear and wishing to participate in the Private Exchange Offer.

Note: Prior to completing and submitting the ADS Form of Acceptance, along with all other required documents to the Exchange Agent, please read the attached instructions and the Private Exchange Offer Document carefully. Jenington or its agents, reserve the right to treat as valid, in whole or in part, any ADS Form of Acceptance which is incorrectly completed or that is incomplete.

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ACTIONS TO BE TAKEN

1.	In order for the ADS Form of Acceptance to constitute a valid acceptance of the Private Exchange Offer by an Eligible Polyus ADS Holder holding Polyus ADSs, the properly completed and duly executed original hard copy of the ADS Form of Acceptance, together with the ADRs evidencing the Polyus ADSs with respect to which the Private Exchange Offer is accepted, if applicable, and all other attachments required to be attached thereto must be received by the Exchange Agent at either of the following addresses by no later than 5.00 p.m. New York City time, on 15 August 2011, unless the Private Exchange Offer is extended or earlier terminated (on such earlier date when valid acceptances have been received valid acceptances for at least 19,062,774 Polyus ADSs, representing approximately 5% of the issued and outstanding share capital of Polyus Gold):

By Mail:
BNY Mellon Shareowner Services Attn: Corporate Actions Department P.O. Box 3301 South Hackensack NJ 07606-1901

By Hand or Overnight Courier:
BNY Mellon Shareowner Services Attn: Corporate Actions Department 27th Floor 480 Washington Boulevard Jersey City NJ 07310-2053

2.	The ADS Form of Acceptance may be submitted either (i) by Eligible Polyus ADS Holders directly, or (ii) by their broker, bank, custodian or other nominee duly authorised to act on their behalf, but must be signed by the registered holder of the Polyus ADSs.

3.	If you hold Polyus ADSs in certificated form, the ADRs evidencing the Polyus ADSs must accompany this ADS Form of Acceptance.

4.	If the Private Exchange Offer is accepted with respect to Polyus ADSs that are not held through DTC, Clearstream or Euroclear and owned of record by two or more joint owners, all such owners must sign the ADS Form of Acceptance.

5.	The instructions included with this ADS Form of Acceptance must be followed. Questions and requests for assistance or for additional copies of the Private Exchange Offer Document and this ADS Form of Acceptance may be directed to BNY Mellon Shareowner Services at the address and telephone numbers indicated below.

6.	Eligible Polyus ADS Holders established, resident, registered or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries must:

Confirm that they fall within the definition of “qualified investor” under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to the Exchange Agent together with their executed ADS Form of Acceptance.

The following documents must be provided to confirm the status of “qualified investor” under the Russian Securities Market Law:

a.	with respect to legal entities that are “qualified investors” specifically listed in Article 51.2(2) of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and non-governmental pension funds; insurance organizations; non-governmental pension funds; certain Russian state corporations):

i.	extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to such Eligible Polyus ADS Holder as at the most recent date as reasonably possible (original copy); and

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		ii.	notarised copy of the license issued to such Eligible Polyus ADS Holder pursuant to the Russian Securities Market Law or other applicable Russian laws to engage in the relevant types of activities listed in Article 51.2(2) of the Russian Securities Market Law if such activities require a license under the applicable Russian laws;

	b.	with respect to individuals, legal entities that are recognised as “qualified investors” pursuant to the Russian Securities Market Law and in accordance with the applicable FSFM regulations:

		i.	extract from the register of persons and entities recognized as “qualified investors” at least with respect to depositary receipts issued by the broker, manager, or other persons authorised to hold such registers pursuant to the Russian Law as at the most recent date as reasonably possible (original copy);

		ii.	confirmation of your country of incorporation or citizenship (notarized copy).

Please note that “qualified investors” that are Russian legal entities or Russian citizens and that are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept the Level I GDRs through a licensed Russian broker authorised to accept the Level I GDRs on their behalf. Details of such Russian broker must be provided in the ADS Form of Acceptance. Notarised copy of a license issued to such broker must be attached to this ADS Form of Acceptance.

Please note that subject to the provisions of the Russian Securities Market Law any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus ADS Holders that are established and registered, resident or located in the Russian Federation and are “qualified investors” not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a licensed Russian broker authorised to enter into such transactions on their behalf.

7.	Eligible Polyus ADS Holders established, resident, registered or located in a member state of the European Economic Area (“EEA”) must:

Confirm that they fall within the definition of “qualified investor” within the meaning of Article 2(1)(e) of the European Prospectus Directive (2003/71/EC) by ticking Box 5

8.	Unless otherwise indicated in Box 1 on this ADS Form of Acceptance, you will be deemed to accept the Private Exchange Offer with respect to all the Polyus ADSs evidenced by the surrendered ADRs or with respect to all the Polyus ADSs registered in your name on an uncertificated basis, as applicable. If you indicate that you accept the Private Exchange Offer with respect to a number of Polyus ADSs less than all the Polyus ADSs held by you, an ADR evidencing the unexchanged Polyus ADSs will be returned to you or the unexchanged Polyus ADSs will be unblocked on the register of the Polyus Depositary, as applicable, after the Expiration Date or termination of the Private Exchange Offer.

9	Any ADS Form of Acceptance appearing to Jenington or its agents, to have been submitted from Canada, Australia, Japan or from a jurisdiction under the laws of which you are not permitted to participate in the Private Exchange Offer, or, with respect to Russian Federation, from an individual or an entity not falling within the definition of “qualified investors” under the Russian Securities Market Law, or, with respect to the EEA, from an individual or entity not falling within the definition of “qualified investor” under the European Prospectus Directive, may be rejected as invalid. Jenington, or its respective agents, reserve the right to treat as valid, in whole or in part, any ADS Form of Acceptance which is incorrectly completed or that is incomplete.

10.	Questions and requests for assistance in connection with accepting the Private Exchange Offer and the relevant acceptance procedures should be directed to the BNY Mellon Shareholder Services acting as Information Agent, and HSBC Bank plc acting as financial adviser to Jenington, at the addresses and telephone numbers set forth below:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

 Financial adviser to Jenington
HSBC Bank plc
Attn: Sergei Chinkis / Michael Liu
Telephone number: +44 (0) 20 7991 8888

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INSTRUCTIONS ON HOW TO COMPLETE THIS FORM OF ACCEPTANCE

Instruction	Description of Polyus Gold ADSs Tendered
1

If you wish to accept the Private Exchange Offer, please fill in Box 1 and provide the name(s) and address(es) of the registered Polyus ADS Holder(s) exactly as they appear on the Polyus ADR, and provide details of the number of Polyus ADSs and Polyus ADRs held by each registered Polyus ADS  Holder. Please use continuous page(s) if necessary to be enclosed with the ADS Form of Acceptance.

Then Box 2, Boxes 3-7 (if applicable), and then sign Box 8 in accordance with the instructions set out in section 7, which will constitute your acceptance of the Private Exchange Offer.

If you hold Polyus ADSs in certificated form and if any ADR has been lost, destroyed or stolen, the holder thereof should promptly notify the Exchange Agent immediately. The holder will then be instructed as to the steps that must be taken. The ADS Form of Acceptance and related documents cannot be processed until the required steps have been followed.

.

Instruction	Eligible Polyus ADS Holders established, registered, resident or located in the Russian Federation and/or receiving the Private Exchange Offer Document
2	and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries

If you are established, registered, resident or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on your depo accounts opened with Russian licensed depositaries, please insert `YES' in Box 2 and proceed to Box 4. If you are NOT resident or registered or located in the Russian Federation, please insert `NO' in Box 2 and proceed to section 7. Please note that if you leave Box 2 blank, your ADS Form of Acceptance may be considered invalid

Instruction	Status of “qualified investor” under the Russian Securities Market Law
3
Eligible Polyus ADS Holders that (i) are established or registered, resident or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries and (ii) ticked Box 2 must confirm that they fall within the definition of “qualified investor” under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to the Exchange Agent together with the executed ADS Form of Acceptance.

The following documents must be provided to confirm the status of “qualified investor” under Russian Securities Market Law:

a.	with respect to legal entities that are “qualified investors” specifically listed in Article 51.2(2) of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and nongovernment pension funds; insurance organizations; nongovernmental pension funds; certain Russian state corporations):

	i.	extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to such Eligible Polyus ADS Holder as at the most recent date as reasonably possible (original copy); and

	ii.	notarised copy of the license issued to such Eligible Polyus ADS Holder pursuant to the Russian Securities Market Law or other Russian laws to engage in the relevant types of activities listed in Article 51.2(2) of the Russian Securities Market Law if such activities require a license under Russian law;

b.	with respect to individuals and legal entities that are recognised as “qualified investors” pursuant to the Russian Securities Market Law and in accordance with the applicable FSFM regulations:

	i.	extract from the register of persons and entites recognised as “qualified investors” at least with respect to depositary receipts issued by the broker, manager or other persons authorised to hold such registers pursuant to Russian Law as at the most recent date as reasonably possible (original copy);

	ii.	confirmation of your country of incorporation or citizenship (notarized copy).

Please note that “qualified investors” that are Russian legal entities or Russian citizens and that are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept the Level I GDRs through a Russian broker authorised to accept the Level I GDRs on their behalf. Details of such Russian broker must be provided in the ADS Form of Acceptance. Please see instructions in section 4 below.

Instruction	Details of Russian broker
4
If you are an Eligible Polyus ADS Holder that is a Russian legal entities or Russian citizen and you are a “qualified investor” under Article 51.2 of the Russian Securities Market Law, but you are not one of the entities specifically listed in Article 51.2(2) of the Russian Securities Market Law, you may only accept the Level I GDRs through a Russian licensed broker authorised to accept the Level I GDRs on your behalf. Please provide in Box 4 full details of such broker, which must include:
	—	full name, including organisational form;
	—	full registered office address;
	—	OGRN number; and
	—	number, issuing authority, date of issuance and date of validity of the broker's licence, and enclose to your ADS Form of Acceptance a notarised copy of the broker's licence.
Please also provide in Box 4 the full details of the account registered in the name of such broker, its broker or custodian to which the Level I GDRs must be delivered upon completion of the Private Exchange Offer.

Please note that the details of the account provided must correspond with details provided in Section 1.

Instruction	Status of “qualified investor” under the European Prospectus Directive
5
If you are an Eligible Polyus ADS Holder established, resident or incorporated or located in a member state of the European Economic Area and you are a “qualified investor” within the meaning of Article 2(1)(e) of the European Prospectus Directive, please insert `YES' in Box 5. Otherwise please insert `NO' in Box 5.

Instruction	Representation and warranties
6
If you are unable to give the warranties and representation required by Section 3.1(i) of the Private Exchange Offer Document, you must insert “NO” in Box 6 and contact the Exchange Agent. Otherwise, please leave Box 6 blank.

Instruction	Special Payment Instructions
7
To be completed only if the Level I GDRs or the tendered, but not accepted Polyus ADSs are to be issued to someone other than the registered Eligible Polyus ADS Holder(s) indicated in Box 1 of this ADS Form of Acceptance.

Please provide the name and address of the broker, bank, custodian or other nominee duly authorised to act on your behalf in Box 7.

Instruction	Signatures
8
No signature guarantee is required on this ADS Form of Acceptance if (a) this ADS Form of Acceptance is signed by the registered Eligible Polyus ADS Holder(s) of ADSs surrendered herewith, unless such registered holder(s) has completed Section 7 entitled “Special Payment Instructions” on this ADS Form of Acceptance or (b) such ADSs are surrendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on this ADS Form of Acceptance must be Medallion guaranteed by an Eligible Institution. If you wish to accept the Private Exchange Offer, you must sign Box 8. If any of the Polyus ADSs surrendered hereby are held of record by two or more joint owners, all such owners must sign this ADS Form of Acceptance.

If this ADS Form of Acceptance is signed by the registered Eligible Polyus ADS Holder(s) of Polyus ADSs surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the ADR(s) without alteration, enlargement or any change whatsoever.

If this ADS Form of Acceptance is signed by a person other than the registered securityholder(s) appearing on the ADR(s), then the ADRs must be endorsed or accompanied by an appropriate stock power, signed by the holder whose name appears on the ADRs.

If this ADS Form of Acceptance or any ADRs or power of attorney are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Jenington of the authority of such person so to act must be submitted.

This ADS Form of Acceptance should not be signed in Canada, Australia, Japan or by persons or entities established, resident, registered or located in the Russian Federation, which are not “qualified investors” under the Russian Securities Market Law, or, by persons or entities established, resident, registered or located in a member state of the EEA, which are not “qualified investors” under the Prospectus Directive, or any other jurisdiction under the laws of which you are not permitted to participate in the Private Exchange Offer.

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PLEASE COMPLETE IN BLOCK CAPITALS, AS EXPLAINED ON PAGES 3 AND 4

The provisions of the Private Exchange Offer Document are deemed to be incorporated in and form part of this ADS Form of Acceptance.

Section	Box 1
1
	Name(s) and Address(es) of Registered Holder(s)	Certificate(s) and ADSs Tendered
Number of AdSs
formerly
		ADR(s)	represented by
		number(s)	Certificate(s)

Total number of ADSs

Please note that if no number (other than `NIL' or `0'), or a number greater than the number of Polyus ADSs evidenced by the ADRs or registered on the register of the Polyus ADS Depositary, is written in Box 1 and you have signed Box 8, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus ADSs evidenced by the ADRs or registered on the register of the Polyus ADS Depositary, as applicable.

If a number, which is less than the number of Polyus Shares evidenced by the ADRs or registered on the register of the Polyus ADS Depositary as applicable, is written in Box 1 and you have signed Box 8 you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus ADSs written in Box 1.

Please note that acceptances of the Private Exchange Offer are irrevocable.

Section

Eligible Polyus ADS Holders established, resident or incorporated or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries

If you are NOT an Eligible Polyus ADS Holder established, resident or incorporated or located in the Russian Federation or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries, please insert `NO' in Box 2 and proceed directly to Section 5.

If you are an Eligible Polyus ADS Holder established, resident or registered or located in the Russian Federation or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries, please insert `YES' in Box 2 and proceed to Section 3. Please note that if you leave Box 2 blank, your ADS Form of Acceptance can be treated as invalid.

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Box 2

Section	Status of ‘‘qualified investor’’ under the Russian Securities Market Law
3
If you have answered `NO' in Box 2, please ignore Sections 3 and 4 and proceed to Section 5.
Box 3a
If you have answered `YES' in Box 2, and you are a “qualified investor” explicitly listed in Article 51.2.(2) of the Russian Securities Market Law, please insert `YES' and describe the type(s) of activity you perform as explicitly listed in Article 51(2) of the Russian Securities Market Law in Box 3a. Please enclose with your ADS Form of Acceptance the relevant documents listed in Instruction 3a, ignore Section 4 and proceed to Section 5

Box 3b
If you have answered `YES' in Box 2, and you are recognised as a “qualified investor” by a broker, a manager, a management company of an investment fund, please insert `YES' in Box 3b. Please enclose with your ADS Form of Acceptance the relevant documents listed in Instruction 3b, and proceed to Section 4.

Box 3c
If you have answered ‘YES’ in Box 3b and you are (i) not a Russian legal entity or Russian citizen, and (ii) enclose the relevant document confirming your country of incorporation or citizenship, please insert ‘YES’ in Box 3c and proceed to Section 5.

Please note that if you have answered `YES' in Box 2 and left both Box 3a and Box 3b blank, your ADS Form of Acceptance may be treated as invalid.

Section	Details of a Russian broker
4

If you have answered ‘YES’ in Box 3a or 3c, please ignore Section 4 and proceed to Section 5.

 If you have answered ‘YES’ in Box 3b, but did not answer ‘YES’ in Box 3c, you may only accept the Level I GDRs through a Russian licensed broker authorised to accept the Level I GDRs on your behalf. Please provide the full details of your broker described in Instruction 4 in Box 4 and enclose to your ADS Form of Acceptance a notarised copy of the Broker's licence. Please also provide the full details of the account registered in the name of such broker, its broker or custodian to which the Level I GDRs must be delivered upon completion of the Private Exchange Offer in Box 4. When you have completed Box 4, please proceed to Section 5.

Box 4
Broker details:

Account details:

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Section	Status of ‘‘qualified investor’’ under the European Prospectus Directive
5

If you are an Eligible Polyus ADS Holder established, resident, registered or located in a member state of the EEA and you are a “qualified investor” within the meaning of Article 2(1)(e) of the European Prospectus Directive, please insert `YES' in Box 5 and proceed to Section 6. Otherwise please insert `NO' in Box 5 and proceed to Section 6.

Please note that if you leave Box 5 blank, and you are you are an Eligible Polyus ADS Holder established, resident, registered or located in a member state of the EEA, you will be deemed to be a “qualified investor” within the meaning of Article 2(1)(e) of the European Prospectus Directive.

Box 5

Section	Representations and warranties
6

If you are unable to give the warranties and representations required by Section 3.1(i) of the Private Exchange Offer Document, insert `NO' in Box 6 and proceed to Section 7. Otherwise, please leave Box 6 blank and proceed to Section 7. Please note that if you leave Box 6 blank, you will be deemed to have agreed to the warranties and representation referred to thereof.

Box 6

Section	Special Payment Instructions
7
To be completed ONLY if the Level I GDRs, or the tendered, but not accepted Polyus ADSs, are to be issued in the name of someone other than the undersigned. Issue GDS(s) to:
Name:
(Please print)
Address:
(Include Zip Code)

Taxpayer Identification or Social Security Number (see Form W-9)

Section	By executing this ADS Form of Acceptance you hereby:
8
(i)	acknowledge that you have received, read and relied solely upon the Private Exchange Offer Document and this ADS Form of Acceptance and agree to the terms of the Private Exchange Offer;
(ii)

represent and warrant that you have good title to, and are irrevocably and unconditionally entitled to dispose of, the Polyus ADSs and that you give the representations and warranties listed in Section 3.1(i) of the Private Exchange Offer Document;

(iii)	irrevocably constitute and appoint the Exchange Agent as your true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of Jenington) with respect to such Polyus ADSs, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) transfer ownership of, such Polyus ADSs on the account books maintained by DTC or BNY Mellon in its capacity as the Polyus ADS Depositary or to surrender such Polyus ADSs to the Polyus ADS Depositary for the purpose of withdrawal of the Polyus Shares they represent and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Polyus ADSs, all in accordance with the terms and conditions of the Private Exchange Offer, which appointment and power will become effective if and when Jenington accepts your Polyus ADSs for exchange;
(iv)	acknowledge and agree that the acceptance of the Private Exchange Offer with respect to the Polyus ADSs pursuant to the procedures described in the Private Exchange Offer will constitute a binding agreement between you and Jenington upon the terms and subject to the conditions of the Private Exchange Offer and the ADS Form of Acceptance. For the purposes of the Private Exchange Offer, you understand that Polyus ADSs will be deemed to have been accepted by Jenington if, as and when, Jenington gives written notice thereof to the Exchange Agent;
(v)	represent and warrant that you have full power and authority under applicable law to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs to which this ADS Form of Acceptance relates, and that Jenington will acquire good, marketable and unencumbered title to the Polyus ADSs, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends;
(vi)	confirm that by this ADS Form of Acceptance and attachments thereto you have agreed to the transfer of the Polyus ADSs with respect to which you accept the Private Exchange Offer;
(vii)	acknowledge and agree that the value of one Polyus Gold International Limited Level I GDR for the purpose of the Exchange Ratio pursuant to the Private Exchange Offer is set at USD 4.00;
(viii)	acknowledge and agree that Jenington may, at its sole discretion, terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of the Polyus ADSs to which the ADS Form of Acceptance relates in which case Jenington will return to you the Polyus ADSs with respect to which you are submitting this ADS Form of Acceptance, and agree and undertake that you will do all acts and things required from you to accept the Polyus ADSs so returned;
(ix)

waive any and all rights in respect of the Polyus ADSs other than the right to receive the Level I GDRs to which you may become entitled under the Private Exchange Offer or to receive the Polyus ADSs if the Private Exchange Offer is terminated by Jenington;

(x)

request that any Polyus ADSs not accepted under the Private Exchange Offer be returned to your name as it appears on the register of the Polyus ADS Depositary or on the relevant ADRs evidencing Polyus ADSs;

(xi)	represent and warrant that you have full power and authority to accept and receive Level I GDRs and, if you are established, registered, located or resident in the Russian Federation, you satisfy the definition of a “qualified investor” under Russian Securities Market Law at the time you accept the Private Exchange Offer and at the time you receive the Level I GDRs;
(xii)	all authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;
(xiii)	acknowledge and agree that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange Offer will be determined by Jenington, in its sole discretion, which determination shall be final and binding;
(xiv)	represent and warrant that you have observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that you have not taken or omitted to take any action in breach of the terms and conditions of the Private Exchange Offer or which will or may result in Jenington or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer;
(xv)	acknowledge and agree that costs and fees charged by brokers, banks or other nominees, if any, will be borne by you; and
(xvi)	confirm that, in so far as you are established, resident, registered or located in the EEA, you are a “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive.

By accepting the Private Exchange Offer in accordance with the procedures described herein and executing this ADS Form of Acceptance you further authorise Jenington to supply information regarding your acceptance of the Private Exchange Offer and the Private Exchange Offer as required by Kazakhstan or other applicable law or otherwise requested by governmental or regulatory authorities.

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IMPORTANT
SIGN HERE

(Must be signed by registered holder(s) exactly as name(s) appear(s) on the ADR(s) or on the register of the Polyus ADS Depositary or by person(s) authorised to become registered holder(s) by certificates, endorsements, stock powers and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title).

(Please also complete Form W-9 included herein)

X

X
Signature(s) of ADS Holders

Dated:

Name(s):

Capacity (Full Title):

Address:

Area Code and
Telephone Number:

Taxpayer Identification
or Social Security Number:

(See Form W-9)
GUARANTEE OF SIGNATURE(S)
(if required — see Instructions 7)
FOR USE BY FINANCIAL INSTITUTIONS ONLY
PLACE MEDIALLION GUARANTEE IN SPACE BELOW
Authorised Signature(s):

Name(s):

Name of Firm:

Address:
(Include ZIP Code)
Area Code and
Telephone Number:

Dated:		, 2011

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